PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	Share-ify, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	May 24, 2016
Physical address of issuer:	585 East SR 434 Longwood, Florida 32750
Website of issuer	www.share-ify.com
Is there a co-issuer?	Yes X No__
Name of co-issuer	Share-Ify CF SPV, LLC
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	None.
Type of security offered:	Series B Non-Voting Common Stock
Target number of securities to be offered:	10,000
Price (or method for determining price):	$2.50
Target Offering Amount	$25,000

Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	First come, first serve, with rolling closes.
Maximum offering amount (if different from target offering amount):	$4,893,540
Deadline to reach the target offering amount:	April 30, 2026
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.	
Current number of employees:	35 full time employees

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	745,356	713,568
Cash & Cash Equivalents:	13,225	279,512
Accounts Receivable:	0	0
Short-term Debt:	6,060,417	5,386,595
Long-term Debt:	2,520,597	2,590,581
Revenues/Sales	3,999,972	2,736,095
Cost of Goods Sold:	654,929	1,993,261
Taxes Paid:	0	0
Net Income:	(1,082,364)	(1,310,558)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3

X	Delaware	DE	X	North Carolina	NC		Newfoundland	A4
X	Florida	FL	X	North Dakota	ND		Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

☒ Same as the jurisdictions in which the issuer intends to offer the securities.

PART II



OFFERING MEMORANDUM DATED FEBRUARY 13, 2026

Share-ify, Inc.

585 East SR 434
Longwood, Florida 32750

www.share-ify.com

SPV Interests Representing

Up to $4,893,540 worth of our Series B Non-Voting Common Stock[1]

Price Per Share: $2.50

Minimum Investment Amount: $1,000.00

Share-ify, Inc., a Delaware corporation (the "Company," "we," or "us"), is offering up to $4,893,540 worth of our Series B Non-Voting Common Stock, par value $0.0001. The investment will be made through Share-Ify CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by April 30, 2026 (the "Target Date"), the end date of the offering. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by the Target Date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

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[1] The Company is offering up to a maximum of 1,957,416 shares of Nonvoting Common Stock, for maximum proceeds of $4,893,540. Certain investors in this offering may be eligible to be issued interest representing additional shares of Series B Non-Voting Common Stock ("Bonus Shares") based upon such investor's investment level and/or the timing of such investor's subscription for interests in the shares of the Company. In such a case, the Company will issue more than 1,957,416 shares of Series B Non-Voting Common Stock, as recipients of Bonus Shares will purchase shares at an effective cash price lower than $2.50 per share. See "Time Investment Incentives and Bonuses" and "Fixed Investment Incentives and Bonuses" below for further details on how investors can qualify for Bonus Shares.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS 7

RISK FACTORS...17

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES 22

OWNERSHIP AND CAPITAL STRUCTURE 23

USE OF PROCEEDS 24

FINANCIAL DISCUSSION 25

RELATED PARTY TRANSACTIONS 28

RECENT OFFERINGS OF SECURITIES 28

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY 29

DILUTION 31

REGULATORY INFORMATION 32

ANDES CAPITAL'S INVESTING PROCESS 33

EXHIBITS...34

OFFERING SUMMARY

Offering Target (Minimum): **$25,000 (10,000 shares of Series B Non-Voting Common Stock)**

Offering Maximum: **$4,893,540 (1,957,416 shares of Series B Non-Voting Common Stock)***

Type of Security Offered: **Series B Non-Voting Common Stock**

Purchase Price of Security Offered: **$2.50****

Oversubscriptions accepted: **Yes, up to Offering Maximum**

Oversubscription allocation: **First come, first served, with rolling closes**

Minimum Investment Amount: (per Investor): **$1,000 (400 shares of Series B Non-Voting Common Stock)**

Deadline to reach target offering: **April 30, 2026**

* If all investors in this offering qualify for the highest tiers of bonuses described below, the Company will issue an additional 391,483 shares of Series B Non-Voting Common Stock in this offering, for a total of 2,348,899 shares of Series B Non-Voting Common Stock issued in this offering).
** Does not reflect the effective cash discount that would result from the issuance of Bonus Shares, described further below. Investors that are eligible for the highest tiers of bonuses described below will pay an effective price of approximately $1.97 per share.

Time Investment Incentives and Bonuses

- Investors who invest in this offering from the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date will receive **5% additional shares of Series B Non-Voting Common Stock as a bonus**.

- Investors who invest in this offering after 11:59 Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date but before 11:59 pm EDT on the 60th day (03:59 am UTC on the 61st day) following the Launch Date will receive **3% additional shares of Series B Non-Voting Common Stock as a bonus**.

Fixed Incentives and Bonuses[3]

- $2,500 or more - Investors who purchase $2,500 or more worth of our Series B Non-Voting Common Stock at any time during this offering, will receive **3% additional shares of Series B Non-Voting Common Stock based on their investment amount.**

- $5,000 or more - Investors who purchase $5,000 or more worth of our Series B Non-Voting Common Stock at any time during this offering, will receive **5% additional shares of Series B Non-Voting Common Stock based on their investment amount.**

- $10,000 or more - Investors who purchase $10,000 or more worth of our Series B Non-Voting Common Stock at any time during this offering, will receive **7% additional shares of Series B Non-Voting Common Stock based on their investment amount.**

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[3] Note – if an investor makes multiple investments, all of those investments will count towards meeting these investment minimums for these bonus incentives. For example, if an investor makes two investments of $2,500 each in this offering, the investor will be eligible for the 5% bonus shares for these "Fixed Incentives and Bonuses"

- $25,000 or more - Investors who purchase $25,000 or more worth of our Series B Non-Voting Common Stock at any time during this offering, will receive **10% additional shares of Series B Non-Voting Common Stock based on their investment amount.**


Returning Investor Bonus


- If you have previously invested in the Company, you will receive **7% additional shares of Series B Non-Voting Common Stock as a bonus**.


Existing Customer Bonus


- If you are a customer of Share-ify, you will receive **5% additional shares of Series B Non-Voting Common Stock as a bonus**.

Notes on Bonus Shares.
- The various Bonus Share incentives being offered in this offering are stackable – i.e. investors who are eligible for multiple categories of Bonus Share incentives may receive all of the Bonus Shares they qualify for under those categories. For example, an investor that is both a prior investor in the Company (7%) and a customer (5%), who invests over $25,000 (10%) in the first 30 days (5%) would receive an additional 27% Bonus Shares, which is the highest amount of Bonus Shares that investors in this offering may qualify for.
- The additional shares of Series B Non-Voting Common Stock that investors may be eligible to receive will be calculated based on the original number of shares purchased. For example, if an investor that is not an existing customer or prior investor purchases 400 shares within the first 30 days of the offering, they will receive 420 shares.
- No fractional shares of Series B Non-Voting Common Stock will be issued. If any investor would receive a fractional share resulting from the Bonus Share calculations set forth above, the investor will instead receive a whole share of Series B Non-Voting Common Stock, rounded up to the nearest whole share.

THE COMPANY AND ITS BUSINESS

Overview

Share-ify, Inc. is a C Corporation that was originally formed as a limited liability company under the laws of the State of Delaware on May 24, 2016, and converted to a Delaware corporation on November 14, 2024. Investments in this offering will be made through Share-ify CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Share-ify's mission is to connect companies and allow them to be more productive and successful together.

According to the World Health Organization (WHO), An estimated 600 million – almost 1 in 10 people in the world – fall ill after eating contaminated food and 420,000 die every year.

Each year, $110 billion (USD) is lost in productivity and medical expenses resulting from unsafe food in low- and middle-income countries. Children under 5 years of age carry 40% of the foodborne disease burden, with 125 000 deaths every year. Foodborne diseases impede socioeconomic development by straining health care systems and harming national economies, tourism, and trade.

Food safety is not a one-time event. It is a continuous process and culture built into the fabric of supply chain management to keep food safe.

Share-ify, Inc. offers "Share-ify" - a cloud services business network and software platform that facilitates secure information exchanges between companies or between corporate entities and their remote locations for food safety, quality assurance, brand standard, and regulatory compliance purposes.

Share-ify helps companies implement a food safety culture into every aspect of the supply chain with its platform of tools.

Share-ify is 90% pre-configured, allowing companies to quickly get started and significantly reduce costly implementation timelines. Designed with purpose, Share-ify minimizes the need for "do-it-yourself" setup and management of compliance programs, relieving customers' internal teams from the burden of daily customization, optimization, and operation. With its pre-configured applications, Share-ify streamlines the sharing of critical information, including product details, contact information, documents, certificates, contracts, laboratory results, testing data, audit records, product complaints, and more.

Food safety solutions are not a "nice to have." It is a baseline requirement for all companies handling food.

Our Company's team of Food Safety, Quality Assurance, and Regulatory Compliance experts continually enhance the Share-ify platform, ensuring all subscribers benefit without the need to hire dedicated staff to operate and maintain the software.

Unlike e-commerce and inventory management systems, Share-ify is designed specifically to address brand standards, food safety, quality assurance, and regulatory compliance. It is a purpose-built solution tailored for companies prioritizing a strategic approach to compliance.

Through its proprietary Share-ify platform, our Company enables companies to manage and exchange information. Share-ify began by helping food companies to more easily manage data needed from their suppliers. This included information for supplier approvals, food safety, quality assurance, compliance, and brand standards programs.

Share-ify also includes additional modules that companies can purchase separately. These modules include product inspections, crisis communication for product recalls, facility production checks and work orders, product nutrition calculations, and traceability of products.

Our Offerings

Every company (large or small) has to optimize what they do to comply with ever-changing customer, industry, and regulatory requirements. Companies that leverage their data in cloud services can reduce redundant work, increase efficiency, boost productivity and drive growth. Our Company's innovative Share-ify platform spans departments within a company such as quality assurance, food safety, regulatory compliance, legal, risk, sales, service, marketing, e-commerce, and more. Our customers can select from our integrated Share-ify platform for any team, in any industry and for companies of any size to deliver integrated touchpoints with easy automation. Share-ify also provides Connect-ify, an open API solution with seamless import and export capabilities.

Food Safety Modernization Act (FSMA)

In 2011, Congress passed the Food Safety Modernization Act (FSMA), the most sweeping changes to the food code in nearly 70 years. FSMA enabled FDA to focus more on preventing food safety problems rather than relying primarily on reacting to problems after they occur.

FSMA 204 refers to the United States Food and Drug Administration's (FDA) Food Safety Modernization Act's final rule that requires additional traceability records for certain foods to enhance food safety and public health. It aims to improve the speed of identifying and removing potentially contaminated food from the market.

Recent requirements under the Food Safety Modernization Act (FSMA 204) have caused all companies selling certain products within the United States to now require enhanced traceability records and to share them with their trading partners.

- The FDA final rule on Requirements for Additional Traceability Records for Certain Foods (Food Traceability Final Rule) establishes traceability recordkeeping requirements, beyond those in existing regulations, for persons who manufacture, process, pack, or hold foods included on the Food Traceability List (FTL). The Food Traceability Final Rule is a key component of FDA's New Era of Smarter Food Safety Blueprint and implements Section 204(d) of the FDA Food Safety Modernization Act (FSMA). The new requirements identified in the Food Traceability Final Rule will allow for faster identification and rapid removal of potentially contaminated food from the market, resulting in fewer foodborne illnesses and/or deaths.
- At the core of this rule is a requirement that persons subject to the rule who manufacture, process, pack, or hold foods on the FTL, maintain records containing **Key Data Elements (KDEs)** associated with specific **Critical Tracking Events (CTEs)**; and provide information to the FDA within 24 hours or within some reasonable time to which the FDA has agreed.
- The Food Traceability Final Rule aligns with current industry best practices and covers domestic, as well as foreign firms producing food for U.S. consumption, along the entire food supply chain in the farm-to-table continuum.

The compliance date for all persons subject to the recordkeeping requirements is **July 20, 2028.** Because the Food Traceability Final Rule requires entities to share information with other entities in their supply chain, we believe the most effective and efficient way to implement the rule is to have all persons subject to the requirements come into compliance by the same date.

Share-ify helps companies that manufacture, process, pack, or hold foods on the FTL. Share-ify manages master data information, manages event logs and enables companies to transmit information to trading partners in order to comply with the law.

By centralizing vendor and customer management, document storage, and product traceability, Share-ify helps companies more easily comply with requirements and helps streamline operations, reduce regulatory risks, and enhance supply chain transparency.

Our Focus

Food safety remains one of the most significant and persistent challenges facing the global supply chain. Key facts illustrating the challenges of this area include:

- **An estimated 600 million – almost 1 in 10 people in the world – fall ill after eating contaminated food and 420,000 die every year as a result.**
- **$110 billion is lost each year in productivity and medical expenses resulting from unsafe food in low- and middle-income countries.**
- **Children under 5 years of age carry 40% of the foodborne disease burden, with 125,000 deaths every year.**
- **Foodborne diseases impede socioeconomic development by straining health care systems and harming national economies, tourism, and trade.**

As stated above, an estimated 600 million people—nearly one in ten worldwide—fall ill each year from contaminated food, resulting in approximately 420,000 deaths annually. Beyond the human toll, unsafe food drives an estimated $110 billion in lost productivity and medical costs each year in low- and middle-income countries alone. Children under five account for roughly 40% of the foodborne disease burden, underscoring the systemic nature of the problem and its long-term societal impact. Food safety failures strain healthcare systems, disrupt trade, damage tourism, and impede economic development.

Addressing these risks requires coordinated action across regulators, manufacturers, distributors, retailers, and suppliers. Compliance is no longer a siloed, internal function—it is a shared responsibility that depends on timely, accurate, and secure information exchange across the supply chain.

Share-ify is purpose-built to address this challenge. The platform modernizes compliance management by enabling companies to structure, maintain, and share critical compliance information in a single, networked environment. Rather than relying on fragmented internal systems, manual processes, or spreadsheets that must be repeatedly recreated and externally shared, Share-ify provides a cost-effective, scalable solution that accelerates information exchange, improves compliance outcomes, and strengthens supply-chain reliability.

In practice, even modest supply chains can generate operational complexity. A small business managing compliance for 50 suppliers may be responsible for hundreds of documents—each with different formats, owners, and expiration dates. Managing this volume of data manually increases administrative burden and exposes companies to unnecessary regulatory, operational, and reputational risk. Share-ify replaces this inefficiency with structured data, automated tracking, and secure, permission-based sharing.

Much like LinkedIn transformed how professionals connect and exchange credentials, Share-ify connects companies around trusted compliance data. The platform supports secure sharing of product specifications, audit reports, certifications, regulatory documents, supplier information, recall notices, production data, and other mission-critical records—creating a shared source of truth across trading partners.

The scale of the addressable market is substantial. The global food and beverage industry was valued at over $8 trillion in 2024 and is projected to grow steadily over the next decade. In the United States alone, foodservice distribution generates hundreds of billions of dollars in annual economic output, supports nearly one million jobs directly and indirectly, and moves billions of cases of product each year. The restaurant and foodservice sector surpassed $1 trillion in annual sales in 2023 and continues to grow, further expanding the number of regulated entities that must exchange compliance information efficiently. In addition, large enterprises with multiple subsidiaries or business units face increasing complexity as they manage regulatory requirements across jurisdictions, geographies, and product lines. Share-ify is designed to support these multi-entity environments, enabling centralized visibility while accommodating local regulatory and operational needs.

Today, the Share-ify network includes over 30,000 companies across 59 countries—representing a small fraction of the estimated global market. This penetration highlights a significant opportunity for continued expansion. Share-ify's competitive advantage is grounded in its deep domain expertise, flexible data architecture, and ability to manage diverse information types at scale across the supply chain. As regulatory demands increase and supply chains become more interconnected, Share-ify is well positioned to capture an expanding share of this global market.

Share-ify

Share-ify is a subscription-based data service that enables companies to share and exchange business information with trading partners in a private, secure location.

Share-ify includes a suite of tools designed to streamline supply chain management, regulatory compliance, and operational efficiency. Companies on Share-ify have access to the following:

- Product Lifecycle Management
- Relationship Management
- Contract Management
- Document Management
- Audit Management
- Supplier Management
- Complaints & Incidents
- Non-Compliance & Corrective Action Plans
- Workflow & Appraisals
- Scorecard
- Product Evaluations
- Certificates of Analysis (COA)
- Product Specifications

The Company refers to the above set of features on the Share-ify platform as "Share-ify Enterprise." During the year ended December 31, 2024, approximately over 86% of our revenues were generated from annual subscription revenues from Share-ify Enterprise.

Further, the Share-ify platform offers add-on subscriptions for additional functionalities on the platform for an higher subscription amount, depending on the functionalities added by the client. These additional add-on subscription services include:

- *Share-ify AI* provides improved methods of data analysis and pattern recognition as well as improved methods of data conversion from paper and non-electronic forms to electronic, structured data. The solution also includes conversational AI for data analysis.
- *Ver-ify* provides a comprehensive product inspection tool that allows companies to evaluate goods against specific quality standards, ensuring compliance and transparency with trading partners.
- *Trace-ify* supports FSMA 204 compliance by enabling companies to track critical data elements and events across the supply chain, bolstering food safety and traceability.
- *Work-ify* enhances workflow management by helping companies organize and oversee tasks and processes, integrating seamlessly with other platform features to support cohesive operational management.
- *Alert-ify* offers a notification system that keeps users informed about important updates, compliance deadlines, and critical supply chain events, ensuring proactive management.

- *Connect-ify* enables seamless integration with existing systems, allowing companies to import data and consolidate information within Share-ify's Business Intelligence (BI) platform, improving data accessibility and operational insight.
- *Nutr-ify* - Allows our clients to generate product nutritionals for their products.
- *QFSM:* Production workflow solution for HACCP (food safety protocols) and production facility Check Sheets for quality assurance and maintenance programs

Together, these features allow Share-ify to provide a robust, end-to-end solution for companies seeking greater efficiency, regulatory compliance, and transparency within their supply chains.

Planned Products and Services

We are currently working on developing *Pool-ify,* which is a service that aims to support our customers' compliance with the GS1 Global Data Synchronization Network.

Additionally, we are developing AI technology designed to turn our extensive data into safety insights and automated compliance. Our next step is to bring these capabilities into our products, which we plan to launch in 2026.

Market Need

Companies must comply with regulatory requirements, industry requirements, customer requirements, quality assurance tasks, and food safety laws.

According to the 2023 Compliance Trends Report published by Drata, roughly 20% of companies spend over 10,000 hours on compliance per year.

A survey found:

- 25% of organizations spend less than 1,000 hours on compliance a year.
- 35% spend 1,000 to 4,999 hours,
- 20% spend 5,000 to 9,999 hours, and
- the last 20% spend over 10,000 hours on compliance a year

According to the 2025 compliance trend insights from *Drata's State of GRC 2025* research and broader industry surveys, compliance demands and resource burdens remain substantial, with many organizations still dedicating significant internal effort to compliance and GRC. While Drata does not publicly disclose a detailed breakdown of compliance hours for 2025, its research indicates that compliance remains highly resource-intensive, with many organizations managing multiple overlapping frameworks and dedicating significant personnel time to maintaining compliance programs. The complexity of compliance continues to increase, with nearly half of GRC professionals reporting difficulty keeping pace with updates to existing frameworks and more than half describing the challenge of integrating new requirements into established programs, reflecting sustained pressures on time, attention, and organizational resources.

Whether it is meeting customer requirements or adhering to local health department regulations, simplifying compliance makes it easier and less time-consuming for companies, easing the burden on both large and small businesses.

Customer Success Team

Based in the United States, our Company's Customer Success Team comprises over one-third of our Company's workforce and is dedicated to supporting subscribers. These professionals assist with product implementation, offer continuous support, and collaborate with customers to uncover ways to enhance the value of their solutions. Focused on delivering exceptional service, the team drives customer satisfaction and ensures strong retention rates.

Revenue Model

The Company derives its revenues from subscription and support revenues from customers accessing the Company's Share-ify services platform. The Company charges one-time set-up fees when new clients are onboarded onto its Share-ify platform, and then charges annual subscription fees thereafter.

Our Growth Strategy

Our objective is to be the leading global compliance network for companies in the food and food-adjacent industries. Key elements of our strategy include:

- **Further Penetrate Our Current Market**: Compliance is a global challenge, and we believe there is great need for easy-to-use compliance solutions both in the United States and internationally. We intend to leverage our relationships with customers and their trading partners to obtain new sales leads.

- **Increase Revenues From Our Customer Base**: We believe our overall customer satisfaction is strong and will lead our customers to further expand their use of our products as well as increase the possibility of additional products.

- **Expand Our International Presence**: The United Kingdon and Europe's regulatory environments necessitate the use of software to meet customer, industry and regulatory standards. We intend to leverage our current global presence to increase the number of integrations we have with retailers in the food industry and adjacent industries in foreign markets to make our products more valuable to their trading partners overseas.

- **Enhance & Expand Our Services**: We intend to further improve and develop the functionality and features of our cloud-based products, including developing new offerings and applications.

- **Selectively Pursue Strategic Acquisitions**: The nature of our market provides an opportunity for selective acquisitions. We plan to continue to evaluate potential acquisitions based on the number of new customers, revenue, functionality, or geographic reach the acquisition would provide relative to the purchase price, and our ability to integrate and operate the acquired business.

"The Network Effect"

Once companies join Share-ify, trading partners can exchange compliance information with each other. The value of our network increases with the number of trading partners connected to it. After onboarding onto Share-ify, companies often find that many of their existing or new trading partners are already on the network, allowing for easy connecting. The addition of each new subscriber enables that new customer to communicate with our existing subscribers and permits our existing subscribers to do business with the new customer. This "network effect" of adding additional subscribers to our products' infrastructure creates a significant opportunity for existing customers to realize incremental sales by working with our new trading partners and vice versa. As a result of this increased volume of activity, we generate momentum for additional use and add on sales.

How We Grow our Company

Share-ify simplifies trading partner relationships among manufacturers, distributors, wholesalers, importers, brokers, retailers, and foodservice organizations, reducing the workload for compliance.

- *Direct Marketing*- We engage in various marketing strategies including digital marketing, conferences and trade shows, sponsored events, and public relations activities targeted at key decision makers within our prospective customers.
- *Referrals from Our Customers*- We receive leads from our customers seeking to communicate electronically with their trading partners.
- *Share-ify Network*- As restaurants, distributors, and retailers require Share-ify to be used by their supply chain partners, our Share-ify network is designed to help manage the process and bring suppliers into compliance with new requirements. Managing these programs generates leads for us.

Competition

The market for our service offerings is highly competitive, rapidly evolving and fragmented, and subject to changing technology with low barriers to entry, shifting customer needs and frequent introductions of new products and services.

Our current competitors include:
- vendors of packaged business software, as well as companies offering enterprise apps delivered through on-premises offerings from enterprise software application vendors and cloud computing application service providers, either individually or with others;
- software companies that provide their product or service free of charge as a single product or when bundled with other offerings, or only charge a premium for advanced features and functionality, as well as companies that offer solutions that are sold without a direct sales organization;
- vendors who offer software tailored to specific services, industries or market segments including suppliers of traditional business intelligence and data preparation products, integration software vendors, marketing vendors or e-commerce solutions vendors;
- productivity tool and email providers, unified communications providers and consumer application companies that have entered the business software market; and
- traditional platform development environment companies and cloud computing development platform companies that may develop toolsets and products that allow customers to build new apps that run on the customers' current infrastructure or as hosted services, as well as would-be customers that may develop enterprise applications for internal use.

We believe more companies may become competitive threats due to the attractiveness of the markets in which we operate. We also expect our competition to change and evolve as we expand into more markets, with new offerings.

Corporate History & Organization

Our Company was initially formed as a Delaware limited liability company under the name of "Food Software Systems LLC" on May 24, 2016. The Company changed its name to Share-ify LLC on April 13, 2017. On November 5, 2024, the majority of the members of the Company elected to convert the Company from a limited liability company into a Delaware corporation. On November 7, 2024, the Company adopted a Plan of Conversion to this effect, pursuant which the Company would be converted into a corporation under the name of "Share-ify, Inc.", the Company's Certificate of Incorporation and Bylaws were approved to be adopted, the initial officers and directors of the Company were named, and the outstanding voting and non-voting limited liability company interests of the Company would be converted into voting and non-voting shares of common stock of the Company. On November 14, 2024, the Certificate of Conversion was accepted by the Secretary of State of Delaware, and the Company's conversion into Share-ify, Inc. was complete.

Employees

The Company currently has 35 employees, all of whom are full-time.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company has an operating lease agreement for its facility in Longwood, Florida, which serves as its headquarters. The lease commenced in January 2022. The Company pays monthly base rent of $2,460, subject to an annual rent escalation of 3%. This lease is with a related party entity that is owned by Ernesto and Angela Nardone, who are executive officers and directors of the Company.

The Company also has an operating lease agreement for its facility in Ponte Vedra Beach, Florida, which serves as a satellite office and workspace for a number of the Company's employees based in Florida, as well as a conference room for client meetings. The lease commenced in January 2022. The Company pays monthly base rent of $2,752, subject to an annual rent escalation of 3%

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and its Business

The Company Has a Limited Operating History and Has Not Yet Generated Profits.
The Company was formed as an LLC in May 2016 and converted to a Delaware corporation in on November 14, 2024. The Company has incurred net losses since inception, and generated a net loss of $1,082,364 for the year ended December 31, 2024. There is no assurance that the Company will ever be able to become profitable or generate sufficient revenues to operate our business or pay dividends.

The Auditor Has Included a "Going Concern" Note in the Audited Financial Statements.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company Cannot Raise Sufficient Funds, It May Not Succeed.
We are offering shares of our Series B Non-Voting Common Stock in the amount of up to $4,893,540 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow and carry out its plan of operations, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not be able to continue sustaining its operations through the capital invested in the Company by our founders and/or its revenues from operations. If the Company manages to raise only the minimum amount of funds sought in this offering, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Changes to Regulatory Compliance Requirements in the Food Industry Could Negatively Impact Demand for Our Services and Limit Business Growth.
Share-ify is heavily tailored to assist our clients with compliance for regulations like the Food Safety Modernization Act ("FSMA") and FSMA 204, which require food companies to adhere to food safety laws and to implement traceability solutions. If regulatory requirements were to change, face delays, or experience relaxed enforcement, the demand for our services could decrease. Such regulatory shifts could limit our ability to attract new clients and/or cause a loss of our current clients, potentially impacting our revenue growth and the overall success of our business.

A Downturn in the Food Industry or Changes in Customer Preferences Could Negatively Affect Our Revenue and May Limit Growth Prospects.
Share-ify's primary customers operate in the food industry, making our revenue susceptible to industry-specific economic changes and evolving customer needs. A downturn in the food industry as a whole could impact our clients' ability to invest in compliance solutions, thereby reducing demand for our services. This dependence on a single sector could challenge revenue stability and limit growth prospects.

Data Security and Privacy Breaches Could Lead to Significant Reputational, Legal, and Financial Harm, Potentially Affecting Our Ability to Retain Clients.
Given that we maintain client data on the Share-ify platform, maintaining high standards of security is important. A data breach—whether due to cyberattacks, software vulnerabilities, or internal errors—could result in significant

harm to our reputation, legal consequences, and financial losses. Such an event may reduce client trust and loyalty, weakening our market position and potentially causing client turnover and lost revenue.

Growing Competition and Technological Change Could Impact our Client Retention and Market Position.
The regulatory compliance software market is competitive, with new technologies emerging rapidly. Share-ify faces competition from larger companies with more resources, which may challenge its ability to retain existing clients or attract new ones. Failure to innovate and adapt to technological advancements could erode Share-ify's market position and limit growth.

Software Errors Could Impact Product Performance, Reputational Trust, and Financial Results.
Despite continuous testing, Share-ify's software may contain coding, configuration, or manufacturing errors that impact performance, functionality, or security. Detecting and correcting these issues can be costly and time-consuming, potentially affecting client trust and satisfaction. Significant errors may lead to reduced sales, increased support costs, and negative effects on our reputation and financial results.

Compliance with Evolving Data Privacy and Protection Regulations Could Increase Operational Costs and Legal Risks.
Share-ify handles sensitive information, which subjects our Company to a range of data privacy regulations that continue to evolve. Non-compliance with these regulations could lead to significant fines, legal liabilities, and reputational damage. Adapting to new privacy laws may require costly platform updates, impacting profitability and potentially creating operational challenges.

Our Success Depends on Developing and Integrating New Products and Services.
Our Company's ability to retain and attract clients relies on developing new, innovative products and enhancing existing ones to meet evolving market demands. If we are unable to develop sufficiently differentiated offerings, integrate acquired products effectively, or deliver timely updates and support services, clients may seek alternative solutions, which could negatively impact our subscription rates and revenue.

We Have had Key Customers that Accounted for a Significant Portion of our Revenue in Prior Years, and it is Possible that We May Again in the Future.
During the year ended December 31, 2024, one customer accounted for approximately 15%% of our total revenue, compared to 26% for the year ended December 31, 2023. Currently, we do not believe we are materially reliant on any single customer for our operations. However, it is possible we may become materially reliant on one or more major customers in the future. In such a case, we would be subject to a concentration risk, whereby if that customer reduces engagement with us, experiences financial difficulties, or ends their relationship with us, it could materially and adversely affect our financial results and business stability. Additionally, our ability to replace such revenue or further diversify our customer base could impact our financial condition and limit our growth potential.

Actual or Threatened Epidemics, Pandemics, Outbreaks, or Other Public Health Crises May Adversely Affect the Company's Business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of COVID-19. The food services industry was hit particularly hard by the COVID-19 pandemic due to restaurant closures and shelter-in-place orders, which negatively affected the majority of our clients, and therefore negatively affected our business. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely our operations. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

Loss of Key Employees or Difficulty Hiring Qualified Staff Could Impact Operations.
Share-ify's success depends on retaining skilled employees and attracting qualified new hires, particularly in technical and leadership roles. Loss of key personnel or challenges in hiring sufficient talent could hinder our ability

to operate efficiently, innovate, and execute our growth strategies, potentially impacting our competitiveness and business performance.

The Company Depends on Key Personnel and Faces Challenges Recruiting Needed Personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Our Company Does Not Hold Any Patents on any Products or Technology and Currently Has Not Filed for Trademark Protection.
We do not currently hold any patents on our products or technology, including the Share-ify platform. As a result, we cannot guarantee that our technology is proprietary or that it will not be replicated by competitors. Without patent protection, our technology may be copied or imitated, potentially affecting our competitive position in the market. Additionally, while we conduct business under various trade names, including Veri-ify, Trace-ify, Work-ify, Alert-ify, Connect-ify, Nutr-ify, Pool-ify, and QFSM, none of these trade names, nor our Company name and logo, have been registered for trademark protection at this time. Although we plan to seek trademark protection in the near future, the absence of such protections may expose us to the risk of brand imitation or misuse by third parties.

Risks Related to the Securities

Our Founders Have Control Over All Stockholder Decisions Because They Control 100% of Our Voting Stock. The founders of our Company are Ernesto and Angela Nardone, who are married. Ernesto Nardone, our Chief Executive Officer and a Director of the Company, owns 100,000,000 shares of the Company's Series A Voting Common Stock. Angela Nardone, our Chief Operating Officer, Chief Financial Officer, and a Director of the Company, also owns 100,000,000 shares of the Company's Series A Voting Common Stock. Together, they own 200,000,000 shares of Company's Series A Voting Common Stock, representing 100% of the voting power of the Company. The Series B Non-Voting Common Stock issued in this offering will not dilute either of their voting control because the Series B Non-Voting Common Stock has no voting rights. As a result, together, Ernesto and Angela Nardone have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Any Valuation at This Stage Is Difficult to Assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our Valuation and Our Offering Price Have Been Established Internally and Are Difficult to Assess. Our Company has set the price of its Series B Non-Voting Common Stock at $2.50 per share. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Transferability of the Securities You Are Buying is Limited.
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with

the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

No Guarantee of Return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Your Investment Could be Illiquid For a Long Time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

The Company's Management Has Discretion as to Use of Proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Series B Non-Voting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future Fundraising May Affect the Rights of Investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. In addition, interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our Non-Voting Common Stock that we are selling in this offering. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Using a credit card to purchase shares may impact the return on your investment.
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We are offering Bonus Shares to some investors in this offering, which effectively gives them a discount on their investment.
Certain investors in this offering who meet certain investment thresholds (described in the "Offering Summary - Time Investment Incentives and Bonus" and "Fixed Incentives and Bonus" section of this Offering Memorandum) are entitled to receive Bonus Shares, which effectively gives them a discount on their investment. Therefore, investors who do not meet the criteria to receive Bonus Shares and pay the full price for the Series B Non-Voting Common Stock in this offering will be immediately diluted by investments made by investors entitled to receive

the Bonus Shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify only for the minimum Bonus Shares available, if other investors qualify for greater Bonus Share incentives.

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Share-ify CF SPV, LLC and with the money you pay, it will buy our Series B Non-Voting Common Stock by becoming a member of Share-ify CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are applicable to the Series B Non-voting Common Stock of the Company, as set forth in the Company's Certificate of Incorporation. However, it may not always be possible to replicate those rights exactly because the SPV is a limited liability company, as opposed to a corporation, which are subject to different rules and regulations under Delaware law. This sort of arrangement has not been used many times for investing before, and there may be unforeseen risks and complications resulting from this arrangement for investors in this offering. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Winding up of a SPV complying with Regulation Crowdfunding has not been done before, so there may be delays, complications and unexpected risks in that process.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ernesto Nardone	Chief Executive Officer, President	9 years	Full-Time
Angela Nardone	Chief Operating Officer, Chief Financial Officer, Secretary	9 years	Full-Time
Directors:			
Ernesto Nardone	Director, Chairman of the Board	9 years	N/A
Angela Nardone	Director	9 years	N/A
Stephen Eiseler	Director	2 year	N/A

Ernesto Nardone – Chief Executive Officer, President, and Director

Ernesto Nardone is a founder of the Company. He served as Manager of the Company from its inception in May 2016, and now serves as its Chief Executive Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. Mr. Nardone brings over 35 years of experience in the technology sector, including a 22-year tenure at IBM, where he held various leadership roles at the company's headquarters. Throughout his career, Mr. Nardone has been instrumental in creating strategic, value-driven relationships with Fortune 100 companies, leveraging his expertise to foster partnerships that drive mutual growth and innovation. Known for his energetic approach and forward-thinking vision, he combines deep industry knowledge with a proactive outlook that helps shape the Company's future direction. Mr. Nardone holds a degree in Mathematics and Computer Science from McGill University. Mr. Nardone is the husband of Angela Nardone, the Company's Chief Financial Officer and Director.

Angela Nardone – Chief Operating Officer, Chief Financial Officer and Director

Angela Nardone is a founder of the Company. She has served as Chief Operating Officer of the Company from its inception in May 2016, and now serves as its Chief Financial Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. A former investment banker with extensive experience in financial management and technology innovations, Mrs. Nardone oversees the financial aspects of the business, and also leads strategic initiatives to support the Company's premier clients. As Chief Operating Officer, she is also responsible for Product Management and Customer Services. Ms. Nardone is also recognized as an industry leader on subjects of traceability, supply chain management, and quality assurance. She has served in leadership roles within the industry including as the FSMA 204 Task Force Chair, where she contributes to advancing food safety under the Food Safety Modernization Act. Ms. Nardone is the wife of Ernesto Nardone, the Company's Chief Executive Officer and Director.

Steve Eiseler – Director

Steve Eiseler has over 40 years of experience in the fresh produce and food manufacturing sectors, with more than 20 years in executive leadership roles. His extensive background includes expertise in managing information systems for complex, matrixed organizations, allowing him to navigate the intricacies of operational and strategic oversight effectively. In addition to his executive experience, Mr. Eiseler serves on various boards, bringing seasoned insights and guidance to his board roles.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of Company's voting securities as of January 1, 2026:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ernesto Nardone	200,000,000 shares of Series A Voting Common Stock (1)	100% (i)
Angela Nardone	200,000,000 shares of Series A Voting Common Stock (1)	100% (i)

(i)   Ernesto Nardone owns 100,000,00 shares of Series A Voting Common Stock. Angela Nardone owns 100,000,00 shares of Series A Voting Common Stock. Angela and Ernesto Nardone are married, and therefore each may be considered to have voting and dispositive control over the shares of their spouse. As such, we attribute ownership of Angela and Ernesto Nardone's shares to each other to arrive to the numbers in the table above.

The following table describes our capital structure as of January 1, 2026:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Series A Voting Common Stock	200,000,000	200,000,000	0	0
Series B Non-Voting Common Stock	50,000,000	1,772,417	0	48,227,583

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (which will be received by the Company from the Crowdfunding SPV) in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $4,893,540 Raise
Offering Costs [1]	$25,000	$80,000
Working Capital [2]	$4,350,089	$543,450

(1) Includes commissions (8.5% of cash proceeds) and onboarding / set-up fees ($12,500) payable to DealMaker Securities LLC which would be $428,450.90 if the maximum offering amount is raised. Also includes legal, accounting, and other expenses incurred in connection with this offering.
(2) Includes capital expenditures, management salaries, general working capital as well as hiring of additional staff.

The proceeds from this capital raise will be strategically deployed to accelerate Share-ify's next phase of growth by strengthening our team, expanding critical capabilities, and materially increasing market reach. This investment is designed to convert proven product-market fit into sustained, scalable revenue growth.

Building the Next Layer of Talent and Capability
A significant portion of the capital will be allocated toward hiring experienced, high-impact professionals across key functions, including product development, data integrity, customer success, and go-to-market execution. We believe these additions will expand institutional knowledge, deepen domain expertise, and increase operational velocity—with a goal of allowing Share-ify to support larger enterprise customers, shorten implementation timelines, and deliver new features faster in response to market and regulatory demand.

By investing in specialized skills rather than headcount alone, we are intentionally building leverage into the organization— and our goal is that each new hire increases revenue capacity, improves customer retention, and enhances long-term operating efficiency.

Expanding Marketing to Drive Predictable Revenue Growth
Capital will also be deployed to scale targeted marketing initiatives that have already demonstrated strong ROI. This includes increased investment in demand generation, thought leadership, industry events, partnerships, and digital outreach— with an aim of positioning Share-ify as the category leader in traceability, compliance, and data integrity.

These expanded marketing efforts are designed to accelerate pipeline creation, shorten sales cycles, and increase enterprise deal flow, particularly as FSMA 204 compliance timelines drive urgency across the market. Importantly, marketing spend will remain data-driven and tightly aligned with revenue outcomes, ensuring efficient customer acquisition and expanding lifetime value.

Converting Momentum into Scale
This raise enables Share-ify to move decisively from momentum to scale. By simultaneously investing in people and market presence, we expect to increase sales capacity, improve execution speed, and support a materially higher revenue run-rate—without sacrificing discipline or focus.

In short, this capital is not being used to experiment—it is being used to **accelerate what is already working**, expand competitive advantage, and drive meaningful value creation for investors.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

<p style="text-align:center">FINANCIAL DISCUSSION</p>

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by the independent audit firm SetApart Accountancy Corp. The following discussion should be read in conjunction with our audited financial statements and the related notes thereto.

<u>Note:</u> The 2023 financial statements included with this Form C were prepared for "Share-ify, LLC", as the Company had not yet converted into a Delaware corporation as of December 31, 2023.

Results of Operations for the years ended December 31, 2024 and 2023.

<u>*Net Sales:*</u> The Company's net sales for the year ended December 31, 2024 was $3,999,972, compared to $2,736,095 for the year ended December 31, 2023. This represents an increase of $1,263,877, or 46.2%. This increase is largely attributable to attracting new customers and expansion of existing customer spend. Subscription and support revenues are comprised of one-time setup fee and a monthly subscription fee that provided customers with access to the application and related support and updates during the term of the arrangement. For the years ended December 31, 2024 and 2023, revenue from one-time setup fees were $525,114 and $446,906, respectively. For the years ended December 31, 2024 and 2023, revenue from monthly subscriptions were $3,474,858 and $2,289,189, respectively.

<u>Cost of Sales:</u> The Company's cost of sales was $654,929 for the year ended December 31, 2024, compared to $1,993,261 for the year ended December 31, 2023 – a decrease in costs of 67.1%. Cost of sales decreased despite the increase in revenues from 2023 to 2024 largely due to an accounting change whereby it was determined that in 2023 there was an over allocation of direct labor costs. We accounted for these direct labor costs differently for the 2024 fiscal year, which is the primary reason for this decrease. The Company foresees the ability to maintain or improve gross margins going forward due to efficiencies such as process improvements and greater technology adoption.

In both periods, the largest component of cost of sales was labor costs (i.e. employee compensation), which accounted for 84% and 81% of the cost of sales incurred for the years ended December 31, 2024 and 2023, respectively. The remainder of the cost of sales in both periods was comprised of rent for our headquarters, utilities, and third-party services.

<u>*General and Administrative Expenses*</u>***:*** General and Administrative ("G&A") Expenses increased to $3,516,651 for the year ended December 31, 2024 compared to $1,358,087 for the year ended December 31, 2023. G&A expenses In both periods were comprised of a number of operational expenses, including, but not limited to, advertising, marketing, insurance, employee and management compensation, legal services, service fees, travel, meals and entertainment, and rent for our satellite office. The largest contributor to the increase in G&A expenses from 2023 to 2024 was the increase in the number of employees of our Company in 2024 compared to 2023. The second largest contributor to the increase in G&A expenses in 2024 compared to 2023 was an accounting change shifting more wage costs away from Cost of Sales to Operating Expense. Total wages (including taxes) totaled $2,382,152 and $546,827, respectively, for the years ended December 31, 2024 and 2023, and was the largest component of G&A expenses in both periods.

Sales and Marketing Expenses. Sales and Marketing expenses increased 69% to $243,624 for the year ended December 31, 2024 from $143,825 for the year ended December 31, 2023, as a result of the Company expanding its marketing campaign in an effort to gain new customers and grow revenues.

Depreciation and amortization. The Company had $27,923 in depreciation expense for the year ended December 31, 2024 compared to $13,625 for the year ended December 31, 2023, which also contributed to higher operating expenses overall in 2024 compared to 2023.

Other Income / Expenses: The Company had total other expenses of $639,209 for the year ended December 31, 2024, compared to other expenses of $537,855 for the year ended December 31, 2023 – an increase of 19%. In both periods, these expenses were comprised entirely of interest expense on outstanding loans owed to the SBA and certain outstanding promissory notes payable to Ernesto and Angela Nardone, each of which are described under "Liquidity and Capital Resources" further below. Interest expense increased in 2024 as a result of overall increased indebtedness of the Company in 2024 compared to 2023.

Net Loss: As a result of the foregoing, the Company reported a net loss of $1,082,364 for the year ended December 31, 2024, a 17.4% improvement compared to a net loss of $1,310,558 for the year ended December 31, 2023.

Liquidity and Capital Resources

The Company is currently generating revenues, with total net sales of $3,999,972 for the year ended December 31, 2024. As of December 31, 2024, the Company had $13,225 in cash on hand. Had the company not invested in hiring 9 additional people and 3 contractors, the cash reserves would have been much higher. However, the Company chose to re-invest into the business rather than keep cash in treasury. The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

As indicated in the accompanying financial statements, the Company had a net loss of approximately $1.08 million and negative working capital of approximately $6 million. As of December 31, 2024, the Company had approximately $2.165 million in deferred revenue (which primarily consists of unearned subscription and setup fees, and were recognized as revenue in 2025 as the Company fulfilled its performance obligations under existing customer contracts), as well as approximately $2.45 million in outstanding notes and loans payable.

The Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's current business plan includes a focus on growth through outside capital. The ability to continue with this method of growth as a going concern is dependent on the Company's plan to raise additional funds, as well as the Company's ability to generate funds through revenue producing activities. To date, when the Company has needed capital, Angela and/or Ernesto Nardone have placed additional capital into treasury to cover operational and working capital needs. The Company also has lines of credit up to approximately $80,000 that it may draw on from time to time.

In 2024, the Company's monthly burn rate was approximately $90,000. The Company is currently expensing a non-cash expense in the form on interest due on loans payable to Angela and Ernesto Nardone. Net of this non-cash expense in 2024, the Company's cash based monthly burn rate was approximately $37,000. Currently, we estimate our burn rate to decrease going forward.

Indebtedness

As of December 31, 2024, the Company's debts were as follows:

Notes

- *SBA PPP Loan.* The Company received a Paycheck Protection Program (PPP) loan from the United States Small Business Administration ("SBA") pursuant to a note payable. Interest on the note accrues at 1.00% per annum, beginning January 2022 and maturing in May 2025, with minimum monthly payments of $1,098. The loan is collateralized by the Company's assets. $4,340 in principal and interest on this loan was outstanding as of December 31, 2024.
- *SBA EIDL Loan*. In May 2020, the Company received an EIDL Loan from the SBA in the form of a note payable. Interest on the note accrues at 3.75% per annum, beginning May 2020 and maturing in May 2050. The minimum monthly payment on the note is $587, and the loan is collateralized by the Company's assets. On March 29, 2022 the Company entered into an amendment to the existing loan agreement. The loan principal was increased from $21,800 to $117,200. $116,474 in outstanding principal and interest was outstanding as of December 31, 2024.

Related Party Loans

- In July 2017, Ernesto Nardone, the Company's Chief Executive Officer, loaned the Company $1,235,895 pursuant to a promissory note. This loan accrues at 10% per annum, compounded monthly. The loan matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,235,895. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,594,848 and $1,291,552, respectively.
- In July 2017, Angela Nardone, the Company's Chief Financial Officer, loaned the Company $1,108,088 pursuant to a promissory note. This loan accrues at 10% per annum, compounded monthly. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,108,088. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,462,884 and $1,183,237, respectively.

Other Related Party Transactions

- The Company has a facility lease with Traceability Holdings, LLC, which is 100% owned by Ernesto Nardone and Angela Nardone's trust. Total rent accrued for the years ended December 31, 2024 and 2023 was $29,159 and $0, respectively. Total rent paid for the years ended December 31, 2024 and 2023 was $0 and $28,309, respectively.

- The Company will occasionally loan to or borrow from another entity to meet short-term cash flow needs. This other entity is owned 100% by an entity owned by Ernesto Nardone. These loans are not subject to interest. As of December 31, 2024 and 2023, there were outstanding receivables of $460,478 and $109,928, respectively.

Credit Card Debt

As of December 31, 2024, the Company had $79,385 in current liabilities related to a Company credit card. As of the date of this Offering Memorandum, this amount is $69,474.29. This credit card debt accrues interest at 2.2% per month.

Trends

Given that the compliance deadline for FSMA 204 is approaching in July 2028, the Company believes that expansion to its customer base will occur. The Company believes that late-adopting food companies will reach out and request for a turn key solution that Share-ify offers. The Company continues to expand its customer base, and the Company's revenues have grown at over 40% CAGR from 2019 through 2024*. The Company's revenues increased by 46.2% from 2023 ($2,736,095) to 2024 ($3,999,972). Expenses have expanded at a slower pace in comparison with revenues and our expectation is that will continue as well. As an example, marketing expense has remained between 5-6% of revenues even though revenues have grown substantially year over year.

We note that, prior to the year ended December 31, 2022, our accounting was performed on a cash basis. As such, it is possible that our revenue growth would be smaller under GAAP reporting standards (which is required for offerings under Regulation Crowdfunding).

RELATED PARTY TRANSACTIONS

The Company has a number of outstanding loans from related parties of the Company, which are discussed under the "Financial Discussion – Liquidity and Capital Resources – Related Party Loans" and "Other Related Party Transactions" subsections above in this Offering Memorandum. The Company also leases the office space in Longwood, Florida that serves as its headquarters from an entity that is owned by Angela and Ernesto Nardone.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- On or about February 5, 2025, the Company commenced an offering under Regulation Crowdfunding, pursuant to which it raised $107,210 from the sale of 85,768 shares of Series B Non-Voting Common Stock. The offering closed on April 30, 2025.
- We commenced an exempt private placement offering pursuant to Rule 506(b) of Regulation D under the Securities Act in May 2024 in which are offering shares of our Series B Non-Voting Common Stock. To date, we have sold 1,771,305 shares, for total proceeds of $1,665,207.
- On November 11, 2024, the Company converted from a Delaware limited liability company into a Delaware corporation. At the time of the conversion, all outstanding voting and non-voting limited liability company interests of the Company were converted into shares of Series A Voting Common Stock and Series B Non-Voting Common Stock of the Company, respectively, resulting in the issuance of 200,000,000 shares of Series A Voting Common Stock, and 1,345,774 shares of Series B Non-Voting Common Stock in an exempt issuance under Section 3(a)(10) of the Securities Act.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Share-ify, Inc.'s Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 250,000,000 shares of Common Stock, par value $0.0001, of which 200,000,000 are designated as Series A Voting Common Stock 50,000,000 are designated as Series B Non-Voting Common Stock. As of the date of this Offering Memorandum, all 200,000,000 shares of Series A Voting Common Stock are outstanding, and 1,772,417 shares of Series B Non-Voting Common Stock are outstanding. For this offering, the Company is issuing Series B Non-Voting Common Stock at $2.50 per share.

Series B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Series A Voting Common Stock; except that our Series B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Investment in this offering will be made through Share-ify CF SPV, LLC a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

      Crowdfunding SPV

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the shares of Series B Non-Voting Common Stock issued by the Company in this offering. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the shares of Series B Non-Voting Common Stock issued in this offering as if they had invested directly with the Company.

      Common Stock

In this Offering Memorandum, we refer to the Series A Voting and Series B Non-Voting Common Stock together as "Common Stock".

      Voting Rights

Our Series A Voting Common Stock is entitled to one vote per share on all matters submitted for a stockholder vote. Our Class B Common Stock is non-voting, and therefore is not entitled to vote on any mattes submitted for a stockholder vote, except:
    i.   as required by law; or
    ii.   if the Company wishes to authorize a new class of shares of the Company, or increase the authorized number of shares of Common Stock, or to increase the rights, preferences, or privileges of any class of stock of the Company (in which case, the Series A and Series B Common Stock would vote together as a single class to approve such an action – and if either the Series A or Series B Common Stock would be adversely affected by the creation of such a new class of shares in a manner different than any other

series, that affected Series must approve the creation by a majority of the outstanding shares of such Series).

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

What it Means to be a Minority Holder

As an investor in the Series B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities sold pursuant to Regulation CF can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected DealMaker Shareholder Services, an SEC-registered securities transfer agent ("Transfer Agent") an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities. With respect to ownership of the Crowdfunding SPV Interests, the Company has not engaged a transfer agent for this purpose, as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2025 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2026 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company determined the offering price of $2.50 per share of its Series B Non-Voting Common Stock internally using the "Rule of 40" metric used to evaluate the health and growth potential of Software as a Service (SaaS) companies by balancing revenue growth and profitability. According to this rule, a SaaS company's combined revenue growth rate and profit margin should be at least 40%. Its determination was based upon various factors, including prevailing market conditions, the Company's current cash flows, revenues, and CAGR, its future prospects and its capital structure.

<p align="center">**REGULATORY INFORMATION**</p>

Disqualification

Neither the Company, the Crowdfunding SPV, or any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company is required to file an annual report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.share-ify.com

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company is currently compliant with its ongoing reporting obligations under Regulation Crowdfunding; however, it previously filed its Annual Report on Form C-AR for the year ended December 31, 2024 late.


DEALMAKER SECURITIES' INVESTING PROCESS


Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the securities being sold in this offering, you must make a commitment to purchase by completing the subscription process hosted by the intermediary (DealMaker Securities LLC), including complying with the intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their securities indefinitely, and neither the intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Facilitator for this offering, Enterprise Bank and Trust, TA, until the Target Amount has been met or exceeded, and one or more closings occur.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering may be accessible via filings on the Company's EDGAR page. Certain updates may also be found here, www.invest.share-ify.com.


EXHIBITS


Each of the following exhibits are filed on EDGAR:

        Exhibit A: Certificate of Incorporation of Share-ify, Inc.

        Exhibit B. Bylaws of Share-ify, Inc.

        Exhibit C. Financial Statements of Share-ify, Inc. and Financial Statements Share-ify CF SPV, LLC

        Exhibit D. Subscription Agreement

        Exhibit E. Offering Page of Share-ify, Inc.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this Form C to be signed on its behalf by the undersigned, thereunto duly authorized.

Share-ify, Inc.

By: */s/ Ernesto Nardone*
Name: Ernesto Nardone
Title: Chief Executive Officer
Date: February 13, 2026

Pursuant to the requirements of Regulation Crowdfunding, this Form C has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: */s/ Ernesto Nardone*
Name: Ernesto Nardone
Title: Chief Executive Officer, President, Director, Principal Executive Officer
Date: February 13, 2026

By: */s/ Angela Nardone*
Name: Angela Nardone
Title: Chief Operating Officer, Chief Financial Officer, Director, Principal Financial Officer, Principal Accounting Officer
Date: February 13, 2026

By: */s/ Stephen Eisler*
Name: Stephen Eisler
Title: Director
Date: February 13, 2026

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE

LIMITED LIABILITY COMPANY UNDER THE NAME OF "SHARE-IFY LLC" TO A

DELAWARE CORPORATION, CHANGING ITS NAME FROM "SHARE-IFY LLC" TO

"SHARE-IFY, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF

NOVEMBER, A.D. 2024, AT 10:53 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6050747 8100V

SR# 20244209977

Authentication: 204872373

Date: 11-14-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:53 AM 11/14/2024
FILED 10:53 AM 11/14/2024
SR 20244209977 - File Number 6050747

STATE OF DELAWARE
CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the limited liability company was first formed is Delaware and the date the limited liability company first formed is May 24, 2016.

2. The jurisdiction immediately prior to filing this Certificate is Delaware.

3. The name of the limited liability company immediately prior to filing this Certificate is Share-ify LLC.

4. The name of the corporation as set forth in the Certificate of Incorporation is Share-ify, Inc.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 14th Day of November, A.D. 2024.

DocuSigned by:

By: Ernesto Nardone

Ernesto Nardone, Authorized Person

ADMIN 698541330v2

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SHARE-

IFY, INC." FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF

NOVEMBER, A.D. 2024, AT 10:53 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6050747 8100V

SR# 20244209977

Authentication: 204872373

Date: 11-14-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
of
SHARE-IFY, INC.
(Pursuant to Sections 242 and 245 of the
Delaware General Corporation Law)

The undersigned (the "Sole Incorporator"), for the purpose of organizing a corporation to conduct business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

ARTICLE I.

The name of the Corporation is Share-ify, Inc.

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, County of New Castle, Delaware 19801, and the name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV.

A. Authorized Capital Stock. The Corporation is authorized to issue one (1) class of stock designated as common stock ("Common Stock"). The total number of shares which the Corporation is authorized to issue is Two Hundred Fifty Million (250,000,000) having a par value of $0.0001, of which (a) 200,000,000 shares shall be designated as "Series A Voting Common Stock," and (b) 50,000,000 shares shall be designated as "Series B Non-Voting Common Stock".

B. Rights. Preferences, Privileges and Restrictions. The rights, preferences, privileges, restrictions and other matters relating to Series A Voting Common Stock and Series B Non-Voting Common Stock are as follows:

i. Voting Rights. Except as otherwise provided by this Certificate of Incorporation (this "Certificate"), or as required by applicable law, the holders of Series A Voting Common Stock shall exclusively possess all voting rights and powers, including the exclusive right to elect directors and for all other purposes, and each holder of record of shares of Series A Voting Common Stock shall be entitled to one (1) vote for each share of Series A Voting Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). Notwithstanding any stated or statutory voting rights, Series B Non-Voting Common Stock shall be non-voting and the holders of Series B Non-Voting Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof, to the fullest extent permitted by applicable law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:53 AM 11/14/2024
FILED 10:53 AM 11/14/2024
SR 20244209977 - File Number 6050747

ii.   <u>Class Vote</u>.

a.   The number of authorized shares of Common Stock (including, for the avoidance of doubt, either series thereof) may be increased or decreased (but not below the number of shares thereof then outstanding), and the par value of the shares of Common Stock may be increased or decreased, upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class.

b.   The Corporation may create a new class of shares having rights, preferences or privileges prior to the shares of Common Stock or either series thereof, or increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences and privileges prior to the shares of Common Stock or either series thereof, (i) upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class, and (ii) if either series of Common Stock would be adversely affected by the creation of any such new class of shares in a manner different than the other series of Common Stock, upon the affirmative vote of the holders of a majority of the outstanding shares of such adversely affected series of Common Stock.

c.   The outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock may be reclassified as undesignated Common Stock, upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class. Upon any such reclassification, all shares of Common Stock shall have identical rights, preferences, privileges and restrictions.]

iii.   <u>Residual Rights</u>. Except with respect to voting rights and powers, the rights, preferences, privileges and restrictions of Series A Voting Common Stock and Series B Non-Voting Common Stock shall be identical, including, without limitation, rights to distributions and liquidation proceeds.

ARTICLE V.

Subject to any additional vote required by this Certificate or the bylaws of the Corporation, as amended (the "Bylaws"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation. Except as otherwise required by law, the stockholders entitled to vote shall also have the power to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI.

Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in accordance with the terms in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board.

ARTICLE VII.

Elections of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VIII.

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX.

The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Corporation and its stockholders through bylaw provision(s) or through agreements with the agents, or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, if, at any time or times, the Corporation is subject to Section 2115(b) of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

If, at any time or times, the Corporation is subject to Section 21 15(b) of the California Corporations Code, then, for purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

Neither the amendment nor repeal of this Article IX, nor the adoption of any provision of this Certificate inconsistent with this Article IX, shall eliminate or reduce the effect of this

3

Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article IX shall be prospective and shall not affect the rights under this Article IX in effect at the time of the alleged occurrence of any act or omission giving rise to liability or indemnification.

ARTICLE X.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through bylaw provision(s), agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

ARTICLE XI.

If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any sentence of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of the Corporation as of November 14, 2024.

DocuSigned by:

Ernesto Nardone

EA86F58D58154D4...

Ernesto Nardone, CEO

4

BYLAWS OF
SHARE-IFY, INC.
(a Delaware corporation)

ARTICLE I
OFFICES

Section 1. **Registered Office**. The registered office of the Corporation shall be Corporation in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, County of New Castle, Delaware 19801, and the name of the registered agent at such address is The Corporation Trust Company until changed by the Board of Directors (the "Board").

Section 2. **Principal Office**. The principal office for the transaction of the business of the Corporation shall be at such place as may be established by the Board. The Board is granted full power and authority to change said principal office from one location to another.

Section 3. **Other Offices**. The Corporation may also have an office or offices at such other places, either within or without the State of Delaware, as the Board may from time to time designate or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. **Place of Meetings**. Meetings of stockholders shall be held at such time and place, within or without the State of Delaware, as stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. **Annual Meetings**. Annual meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings may be held at such time, date and place as the Board determines by resolution.

Section 3. **Special Meetings**. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board, or by a committee of the Board that has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in the Bylaws of the Corporation, include the power to call such meetings, and shall be called by the Chief Executive Officer, President or Secretary at the request in writing of a majority of the Board, or at the request in writing of stockholders owning a majority in voting power of the entire capital stock of the Corporation issued and outstanding and entitled to vote but such special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Certificate of Incorporation or any amendment thereto, or any certificate filed under Section 151(g) of the Delaware General Corporation Law (or its successor statute as in effect from time to time hereafter), then such special meeting may also be called by the person or persons in the

manner, at the times and for the purposes so specified. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 4. Stockholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or at the place of the meeting, and the list shall also be available at the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Notice of Meetings. Notice of each meeting of stockholders, whether annual or special, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which such meeting has been called, shall be given to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. Such notice shall be given to the stockholders by the Secretary, or in the case of the Secretary's absence or refusal or inability to act, by any other officer of the Corporation, and may be given by mail, by facsimile, by telephone or by personal service, or by any combination thereof as to different stockholders. If mailed, such notice shall be deemed to have been given when deposited in the United States mail, addressed to the stockholder at his address as it appears in the stock record books of the Corporation, with postage thereon prepaid. Notice by other permitted methods shall be deemed to have been given when personally delivered or when transmitted to the telephone or facsimile number previously supplied to the Secretary by the stockholder. Notice pursuant to other means of electronic transmission shall be deemed given as provided for in Section 232(b) of the Delaware General Corporation Law. Except as otherwise expressly required by law, notice of any adjourned meeting of the stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

Whenever any notice is required to be given under the provisions of any applicable law or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Notice of any meeting of stockholders shall be deemed waived by any stockholder who shall attend such meeting in person or by proxy, except a stockholder who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 6. Quorum and Adjournment. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for holding all meetings of stockholders, except as otherwise provided by applicable law or by the Certificate of Incorporation; provided, however, that the stockholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is

approved by at least a majority in voting power of the shares required to constitute a quorum. If it shall appear that such quorum is not present or represented at any meeting of stockholders, the Chairman of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. The Chairman of the meeting may determine that a quorum is present based upon any reasonable evidence of the presence in person or by proxy of shareholders holding a majority of the outstanding votes, including without limitation, evidence from any record of stockholders who have signed a register indicating their presence at the meeting.

Section 7. **Voting**. In all matters, when a quorum is present at any meeting, the vote of the holders of a majority in voting power of the capital stock having voting power which is present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Certificate of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question. Such vote may be by voice vote or by written ballot; provided, however, that the Board may, in its discretion, require a written ballot for any vote, and further provided that all elections for directors must be by written ballot upon demand made by a stockholder at any election and before the voting begins.

Unless otherwise provided in the Certificate of Incorporation each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder.

Section 8. **Proxies**. Each stockholder entitled to vote at a meeting of stockholders may authorize in writing another person or persons to act for such holder by proxy, but no proxy shall be voted or acted upon after three years from its date, unless the person executing the proxy specifies therein the period of time for which it is to continue in force.

Section 9. **Inspector of Election**. The Board may, and shall if required by law, appoint an Inspector or Inspectors of Election for any meeting of stockholders. Such Inspectors shall decide upon the qualification of the voters and report the number of shares represented at the meeting and entitled to vote, shall conduct the voting and accept the votes and when the voting is completed shall ascertain and report the number of shares voted respectively for and against each position upon which a vote is taken by ballot. The Inspectors need not be stockholders, and any officer of the Corporation may be an Inspector on any position other than a vote for or against a proposal in which such person shall have a material interest. The Inspectors shall perform such other duties as may be required by law.

Section 10. **Consent of Stockholders in Lieu of Meeting**. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the stockholders, or any action which may be taken at any meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III
DIRECTORS

Section 1. **Powers**. The Board shall have the power to manage or direct the management of the property, business and affairs of the Corporation, and except as expressly limited by law, to exercise all of its corporate powers. The Board may establish procedures and rules, or may authorize the Chairman of any meeting of stockholders to establish procedures and rules, for the fair and orderly conduct of any meeting including, without limitation, registration of the stockholders attending the meeting, adoption of an agenda, establishing the order of business at the meeting, recessing and adjourning the meeting for the purposes of tabulating any votes and receiving the result thereof, the timing of the opening and closing of the polls, and the physical layout of the facilities for the meeting.

Section 2. **Number**. The Board shall consist of five (5) members. Directors need not be stockholders, and each director shall serve until such person's successor is elected and qualified or until such person's death, retirement, resignation or removal.

Section 3. **Vacancies and Newly Created Directorships**. Any vacancy on the Board caused by death, resignation, removal or otherwise, or through an increase in the number of directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director.

Section 4. **Meetings**. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Section 5. **Annual Meeting**. The Board shall meet as soon as practicable after each annual election of directors.

Section 6. **Regular Meetings**. Regular meetings of the Board shall be held without call or notice at such time and place as shall from time to time be determined by resolution of the Board. At least four (4) regular meetings of the Board shall be held annually.

Section 7. **Special Meetings**. Special meetings of the Board may be called at any time, and for any purpose permitted by law, by the Chairman of the Board (or, if the Board does not appoint a Chairman of the Board, the Chief Executive Officer or President), or by the Secretary on the written request of any two members of the Board unless the Board consists of only one director in which case the special meeting shall be called on the written request of the sole director, which meetings shall be held at the time and place designated by the person or persons calling the meeting. Notice of the time, place and purpose of any such meeting shall be given to the Directors by the Secretary, or in case of the Secretary's absence, refusal or inability to act, by any other officer. Any such notice may be given by mail, by facsimile, by telephone, by personal service, by any other form of electronic communication consented to by such Director or by any combination thereof as to different Directors. If the notice is by mail, then it shall be deposited in the United States mail at least seventy-two hours before the time of the meeting; if by telephone, by telecopy or by personal service, at least twenty-four hours before the time of the meeting.

        Section 8.   Quorum. At all meetings of the Board a majority of the whole Board shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law or by the Certificate of Incorporation or by these Bylaws. Any meeting of the Board may be adjourned to meet again at a stated day and hour. Even though no quorum is present, as required in this Section, a majority of the Directors present at any meeting of the Board, either regular or special, may adjourn from time to time until a quorum be had. Notice of any adjourned meeting need not be given.

        Section 9.   Fees and Compensation. Each Director and each member of a committee of the Board shall receive such fees and reimbursement of expenses incurred on behalf of the Corporation or in attending meetings as the Board may from time to time determine. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

        Section 10.   Meetings by Telephonic Communication. Members of the Board or any committee thereof may participate in a regular or special meeting of such Board or committee by any means of communication equipment by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

        Section 11.   Committees. The Board may, by resolution passed by a majority of the whole Board, designate committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Upon the absence or disqualification of a member of a committee, if the Board has not designated one or more alternates (or if such alternate(s) are then absent or disqualified), the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member or alternate. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to: (a) amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the Delaware General Corporation Law fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series); (b) adopting an agreement of merger or consolidation under Section 251 or 252 of the Delaware General

Corporation Law; (c) recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets; (d) recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution; or (e) amending the Bylaws of the Corporation. Unless the resolution appointing such committee or the Certificate of Incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware General Corporation Law. Each committee shall have such name as may be determined from time to time by resolution adopted by the Board. Each committee shall keep minutes of its meetings and report to the Board when required.

Section 12. **Action Without Meetings**. Unless otherwise restricted by applicable law or by the Certificate of Incorporation or by these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

Section 13. **Removal**. Unless otherwise restricted by the Certificate of Incorporation or by law, any Director or the entire Board may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of Directors.

Section 13. **Deadlock**. In the event of a deadlock among the members of the Board, the Board may submit the question to which the deadlock relates to a vote of the stockholders to resolve such deadlock.

ARTICLE IV
OFFICERS

Section 1. **Appointment and Salaries**. The officers of the Corporation shall be appointed by the Board and shall be a Chief Executive Officer, President, a Secretary and a Chief Financial Officer. The Board may also appoint a Chairman (or co-Chairmen) of the Board and the Board or the Chief Executive Officer may appoint such other officers (including Assistant Secretaries and Assistant Treasurers) as the Board or the Chief Executive Officer may deem necessary or desirable. The officers shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The Board shall fix the salaries, if any, of all officers appointed by it. Unless prohibited by applicable law or by the Certificate of Incorporation or by these Bylaws, one person may be elected or appointed to serve in more than one official capacity. Any vacancy occurring in any office of the Corporation shall be filled by the Board.

Section 2. **Removal and Resignation**. Any officer may be removed, either with or without cause, by the Board or, in the case of an officer not appointed by the Board, by the Chief Executive Officer. Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer, President or Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective.

Section 3.   **Chairman of the Board**. The Board may, at its election, appoint a Chairman (or co-Chairmen) of the Board. If such an officer be elected, he shall, if present, preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and duties as may from time to time be assigned to him by the Board of Directors.

Section 4.   **Chief Executive Officer**. Subject to such powers, if any, as may be given by the Board to the Chairman, if there is such officer, the Chief Executive Officer shall have supervision over and may exercise general executive powers concerning all of the operations and business of the Corporation, with the authority from time to time to delegate to other officers such executive and other powers and duties as he may deem advisable. If there is no Chairman, or in his absence, the Chief Executive Officer shall preside at all meetings of the stockholders and of the Board, unless the Board appoints another person who need not be a stockholder, officer or director of the Corporation, to preside at a meeting of stockholders.

Section 5.   **President.**   The President shall be the operating officer of the Corporation and shall, subject to the authority of the Chief Executive Officer, have general supervision over the business activities and operations of the Corporation, and shall perform all such other duties as are incident to his office or are properly required of him by the Chief Executive Officer or by the Board.

Section 6.   **Vice President.** In the absence of the President, or in the event of the President's inability or refusal to act, the Vice President (or if there be more than one Vice President, the Vice Presidents in the order of their rank or, if of equal rank, then in the order designated by the Board, the President or, in the absence of any designation, then in the order of their appointment) shall perform the duties of the President and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as the Board may from time to time prescribe. Unless specifically delegated by the Board, no Vice President shall have the authority to execute any material agreements on behalf of the Company.

Section 7.   Secretary and Assistant Secretary. The Secretary shall attend all meetings of the Board (unless the Board shall otherwise determine) and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board in a book to be kept for that purpose and shall perform like duties for the committees when required. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and special meetings of the Board. The Secretary shall have custody of the corporate seal of the Corporation and shall (as well as any Assistant Secretary) have authority to affix the same to any instrument requiring it and to attest it. The Secretary shall perform such other duties and have such other powers as the Board or the Chief Executive Officer may from time to time prescribe. Unless specifically delegated by the Board, no Secretary or Assistant Secretary shall have the authority to execute any material agreements on behalf of the Company; it being understood that the delivery of "secretary's certificates" in connection with transactions to which the Company is a party is not prohibited by this limitation of signing authority.

Section 8.   **Treasurer/Chief   Financial   Officer**.   The   Treasurer/Chief Financial Officer shall be the chief financial officer of the Corporation, shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer/Chief Financial Officer may disburse the funds of the Corporation as may be ordered by the Board or the Chief Executive Officer, taking proper vouchers for such disbursements, and shall render to the Board at its regular meetings, or when the Board so requires, an account of transactions and of the financial condition of the Corporation. The Treasurer/Chief Financial Officer shall perform such other duties and have such other powers as the Board or the Chief Executive Officer may from time to time prescribe. Unless specifically delegated by the Board, neither the Treasurer nor the Chief Financial Officer shall have the authority to execute any material agreements on behalf of the Company; it being understood that signing financial statements and compliance and other certificates for the benefit of lenders to the Company is not prohibited by this limitation of signing authority.

If required by the Board, the Treasurer/Chief Financial Officer and Assistant Treasurers, if any, shall give the Corporation a bond (which shall be renewed at such times as specified by the Board) in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of such person's office and for the restoration to the Corporation, in case of such person's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in such person's possession or under such person's control belonging to the Corporation.

Section 9. **Assistant Officers**. An assistant officer shall, in the absence of the officer to whom such person is an assistant or in the event of such officer's inability or refusal to act (or, if there be more than one such assistant officer, the assistant officers in the order designated by the Board or the Chief Executive Officer or, in the absence of any designation, then in the order of their appointment), perform the duties and exercise the powers of such officer. An assistant officer shall perform such other duties and have such other powers as the Board or the Chief Executive Officer may from time to time prescribe.


ARTICLE V
SEAL


It shall not be necessary to the validity of any instrument executed by any authorized officer or officers of the Corporation that the execution of such instrument be evidenced by the corporate seal, and all documents, instruments, contracts and writings of all kinds signed on behalf of the Corporation by any authorized officer or officers shall be as effectual and binding on the Corporation without the corporate seal, as if the execution of the same had been evidenced by affixing the corporate seal thereto. The Board may give general authority to any officer to affix the seal of the Corporation and to attest the affixing by signature.


ARTICLE VI
FORM OF STOCK CERTIFICATE


Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by the Chairman or Vice-Chairman of the Board, if any, or by the Chief Executive Officer, President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary certifying the number of shares owned in the Corporation. Any or all of the signatures on the certificate may be a facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of the issue.

If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock. Except as otherwise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

ARTICLE VII
REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The Chief Executive Officer, President, or any other officer or officers authorized by the Board, are each authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares (or other equity) of any other corporation or corporations (or other form of entity) standing in the name of the Corporation. The foregoing authority may be exercised either by any such officer in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officer.

ARTICLE VIII
TRANSFERS OF STOCK

Subject to any restriction on transfer noted thereon, upon surrender of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

ARTICLE IX
LOST, STOLEN OR DESTROYED CERTIFICATES

The Board may direct a new certificate or certificates to be issued in place of any certificate theretofore issued alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board may, in its discretion and as a condition precedent to the issuance, require the owner of such certificate or certificates, or such person's legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate.

ARTICLE X
RECORD DATE

The Board of Directors may fix a record date in order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

The Board may fix a record date in order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

The Board may fix a record date in order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, which record shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

ARTICLE XI
REGISTERED STOCKHOLDERS

The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by applicable law.

ARTICLE XII
FISCAL YEAR

The fiscal year of the Corporation shall be fixed by resolution of the Board.

ARTICLE XIII
AMENDMENTS

Subject to any contrary or limiting provisions contained in the Certificate of Incorporation, these Bylaws may be amended or repealed, or new Bylaws may be adopted (a) by the stockholders, or (b) by the affirmative vote of the majority of the full Board at any regular or special meeting. Any Bylaws adopted or amended by the stockholders may be amended or repealed by the Board or the stockholders.

ARTICLE XIV
DIVIDENDS

Section 1. **Declaration**. Dividends on the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law, and may be paid in cash, in property, or in shares of the capital stock of the Corporation.

Section 2. **Set Aside Funds**. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE XV
INDEMNIFICATION AND INSURANCE

Section 1. **Right to Indemnification**. Each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the laws of Delaware, as the same exist or may hereafter be amended, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of

Corporation. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Section 2. **Right of Claimant to Bring Suit**. If a claim under Section 1 of this Article is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has failed to meet a standard of conduct which makes it permissible under Delaware law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met such standard of conduct, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct, shall be a defense to the action or create a presumption that the claimant has failed to meet such standard of conduct.

Section 3. **Non-Exclusivity of Rights**. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4. **Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under Delaware law.

Section 5. **Expenses as a Witness**. To the extent that any director, officer, employee or agent of the Corporation is by reason of such position, or a position with another entity at the request of the Corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

Section 6. **Indemnity Agreements**. The Corporation may enter into agreements with any director, officer, employee or agent of the Corporation providing for indemnification to the full extent permitted by Delaware law.

CERTIFICATE OF SECRETARY
OF
SHARE-IFY, INC.
a Delaware corporation

I hereby certify that I am the duly elected and acting Secretary of said corporation and that the foregoing Bylaws constitute the Bylaws of said corporation as duly adopted by the Board of Directors on November 7, 2024.

DocuSigned by:

Angela Nardone

Angela Nardone
Secretary

ATL 18,185,351

SHARE-IFY, INC.
Financial Statements
As of and for the years ended December 31, 2024 and 2023

SHARE-IFY, INC.

Index to Financial Statements

	Page(s)
Independent Auditors' Report………………………………………… …………………………………………..1-2	
Balance Sheets as of December 31, 2024 and December 31, 2023 3	
Statements of Operations for the years ended December 31, 2024 and 2023..4	
Statements of Stockholders' Deficit for the years ended December 31, 2024 and 2023. 5	
Statements of Cash Flows for the years ended December 31, 2024 and 2023 6	
Notes to the Financial Statements..7–14	



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Share-ify, Inc.
Longwood, Florida

Opinion

We have audited the financial statements of Share-ify, Inc. (the "Company") which comprises the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

January 23, 2026
Los Angeles, California

SHARE-IFY, INC.
Balance Sheets

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash	$ 13,225	$ 279,512
Total current assets	13,225	279,512
Non-current assets:		
Property and equipment, net	138,631	128,684
Operating lease, right-of-use-assets	122,522	184,944
Other receivable	460,478	109,928
Deposit	10,500	10,500
Total non-current assets	732,131	434,056
Total assets	$ 745,356	$ 713,568
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 43,287	$ 12,226
Accured expenses and other liabilities	3,779,870	3,175,152
Deferred revenue	2,165,134	2,120,796
Notes payable, current	6,826	15,936
Operating lease liabilities, current	65,300	62,485
Total current liabilities	6,060,417	5,386,595
Non-current liabilities		
Notes payable, net of current	113,988	118,672
Loan payable	2,343,983	2,343,983
Operating lease liabilities, net of current	62,626	127,926
Total non-current liabilities	2,520,597	2,590,581
Total liabilities	$ 8,581,014	$ 7,977,176
Stockholders' deficit		
Series A Common Stock $0.0001 par value, 200,000,000 Share authorized; 200,000,000 share issued and outstanding	20,000	20,000
Series B Common Stock $0.0001 par value, 50,000,000 Share authorized; 1,238,092 share issued and outstanding	124	124
Additional paid-in capital	854,863	344,549
Accumulated deficit	(8,710,645)	(7,628,281)
Total stockholders' deficit	(7,835,658)	(7,263,608)
Total liabilities and stockholders' deficit	$ 745,356	$ 713,568

The accompanying notes are an integral part of these financial statements.

SHARE-IFY, INC.
Statements of Operations

	Years Ended December 31,	
	2024	2023
Net sales	$ 3,999,972	$ 2,736,095
Cost of sales	654,929	1,993,261
Gross profit	3,345,043	742,834
Operating expenses:		
General and administrative	3,516,651	1,358,087
Sales and marketing	243,624	143,825
Depreciation and amortization	27,923	13,625
Total operating expenses	3,788,198	1,515,537
Loss from operations	(443,155)	(772,703)
Other income/(expense)		
Interest expense, net	(639,209)	(537,855)
Total other expense	(639,209)	(537,855)
Net loss before income taxes	(1,082,364)	(1,310,558)
Provision for income taxes	-	-
Net loss	$ (1,082,364)	$ (1,310,558)

The accompanying notes are an integral part of these financial statements.

SHARE-IFY, INC.
Statements of Stockholders' Deficit

| | Common Stock-Series A | | Common Stock-Series B | | Additional Paid-In | Accumulated | Total Shareholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2023	-	$ -	-	$ -	$ -	$ (6,317,723)	$ (6,317,723)
Recapitalized at January 1, 2023 (as-if converted)	200,000,000	20,000	1,238,902	124	(20,124)	(6,317,723)	(6,317,723)
Capital contributions	-	-	-	-	364,673	-	364,673
Net loss	-	-	-	-	-	(1,310,558)	(1,310,558)
Balance as of December 31, 2023 (recast)	200,000,000	20,000	1,238,902	124	344,549	(7,628,281)	(7,263,608)
Issuance of common stock	-	-	-	-	1,163,807	-	1,163,807
Net capital withdawal	-	-	-	-	(653,493)	-	(653,493)
Net loss	-	-	-	-	-	(1,082,364)	(1,082,364)
Balance as of December 31, 2024	200,000,000	$ 20,000	1,238,902	$ 124	$ 854,863	$ (8,710,645)	$ (7,835,658)

The accompanying notes are an integral part of these financial statements.

SHARE-IFY, INC.
Statements of Cash Flows

	Years Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (1,082,364)	$ (1,310,558)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	30,897	13,625
Changes in operating assets and liabilities:		
Prepaid expenses	-	40,609
Other receivables	(350,550)	(109,928)
Accounts payable	31,061	6,481
Accrued expenses and other liablities	604,717	618,850
Deferred revenue	44,339	878,696
Operating lease liabilities, net	(63)	1,821
Net cash (used in) provided by operating activities	(721,963)	139,596
Cash flows from investing activities:		
Purchase of property and equipment	(40,844)	(107,177)
Net cash used in investing activities	(40,844)	(107,177)
Cash flow from financing activities:		
Repayment of notes payable	(203)	(524)
Repayment of loan payable	(13,591)	(129,595)
Capital contribution	3,819,824	3,135,770
Capital withdrawn	(4,473,317)	(2,771,097)
Issuance of common stock	1,163,807	-
Net cash provided by financing activities	496,520	234,554
Net change in cash	(266,287)	266,973
Cash at beginning of year	279,512	12,539
Cash at end of year	$ 13,225	$ 279,512
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 54,538	$ 19,641

The accompanying notes are an integral part of these financial statements.

SHARE-IFY, INC.
Notes to Financial Statements
December 31, 2024 and 2023

Note 1. Nature of Operations

SHARE-IFY, INC. (formerly Share-ify LLC, the "Company") was originally formed as a Delaware limited liability company on May 24, 2016. On November 14, 2024, the Company converted to a Delaware corporation pursuant to a Certificate of Conversion filed with the Delaware Secretary of State, and changed its legal name from "Share-ify LLC" to "Share-ify, Inc."

The Company is engaged in the development and operation of proprietary software that enables secure and efficient exchange of business information between trading partners.

The Company's cloud-based platform supports data sharing, compliance management, and collaboration across the supply chain, with an emphasis on food safety, quality assurance, and regulatory compliance. The software is designed to streamline workflows, improve traceability, and enhance visibility for its users.

The Company primarily serves customers within the food industry, including manufacturers, distributors, and retailers. Its subscriber base is geographically distributed throughout the United States.

The Company generates revenue primarily through subscription-based licensing of its software solutions and related support services.

Note 2. Liquidity and Going Concern

As reflected in the accompanying financial statements, the Company incurred a net loss of $1,082,364 and had a working capital deficiency of $7,835,658 as of December 31, 2024. The Company's ability to continue as a going concern is dependent on its ability to raise additional capital and generate sufficient cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management is currently exploring various funding options and revenue-generating strategies to support ongoing operations.

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation and be able to realize its assets and discharge its liabilities in the normal course of business. These financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

Note 3. Summary of Significant accounting policies

Basis of Presentation and accounting

The Company's fiscal year ends on December 31.

The accompanying financial statements for the years ending December 31, 2024 and 2023 have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the financial statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates.

Note 3. Summary of Significant Accounting Policies (Continued)

Cash

Cash includes cash on hand and in banks.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which generally range from three to seven years. Routine repairs and maintenance are expensed as incurred. Expenditures that significantly improve or extend the useful life of an asset are capitalized and depreciated over the remaining estimated useful life. When assets are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.

> Equipment – 5 years
> Furniture and Fixtures – 7 years
> Leasehold improvements – Shorter of the estimate useful life or remaining lease term

The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by determining whether there were any triggering events that could impact the Company's assets. If events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable the Company performs a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group. Should an impairment exist, the impairment loss is measured based on the excess carrying value of the asset over the asset's fair value generally determined by estimates of future discounted cash flows.

Revenue Recognition

The Company derives its revenues from subscription and support revenues. Subscription and support revenues include subscription fees from customers accessing the Company's software application.

Revenue is recognized upon transfer of software application access rights to customers in an amount that reflects the consideration the Company expects to receive in exchange for this service. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

1. Identification of the contract, or contracts with a customer;

2. Identification of the performance obligation in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of revenue when or as the Company satisfies the performance obligations.

Note 3. Summary of Significant Accounting Policies (Continued)

Subscription and support revenues are comprised of one-time setup fee and a monthly subscription fee that provide customers with access to the application and related support and updates during the term of the arrangement. For the years ended December 31, 2024 and 2023, revenue from one-time setup fees were $525,114 and $446,906, respectively. For the years ended December 31, 2024 and 2023, revenue from monthly subscriptions were $3,474,858 and $2,289,189, respectively.

Deferred Revenue

Deferred revenue represents amounts received in advance from customers under subscription service arrangements for which the related services have not yet been rendered. The Company's subscription and support revenues include one-time setup fees and monthly subscription fees, which provide customers with access to the Company's proprietary software platform, including support and updates during the subscription period.

The Company recognizes revenue from one-time setup fees ratably over the twelve-month contract term. The unearned portion of these fees is recorded as deferred revenue. Monthly subscription fees are billed and collected automatically via credit card and are recognized as revenue as the related services are delivered.

As of December 31, 2024, the Company recorded deferred revenue of $2,165,134, which primarily consists of unearned subscription and setup fees. This amount will be recognized as revenue over the next twelve months as the Company fulfills its performance obligations under existing customer contracts.

Substantially all of the Company's arrangements are non-refundable and do not contain refund-type provisions.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. US GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). Share-ify, Inc. groups assets at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The financial instruments include primarily cash, other receivable, accounts payable, and other current liabilities. Due to the short-term nature of these items, the carrying amounts approximate their fair value. The carrying value of short and long-term debts approximates fair value because those financial instruments bear interest at rates that approximate current market rates for loans with similar maturities and credit quality.

Note 3. Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Guidance

In 2016, the Financial Accounting Standard Board ("FASB") issued ASU No. 2016-13, Financial Instruments-Credit Losses (FASB ASC 326) Measurement of Credit Losses on Financial Instruments. The standard replaced the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses on instruments within its scope, including trade receivables; the current expected credit loss ("CECL") model. ASU 2016-13 requires entities to use a forward-looking approach based on CECL to estimate credit losses on certain types of financial instruments. This may result in the earlier recognition of allowance for losses. The Company adopted this standard effective January 1, 2023 and there was no material impact of adopting this standard on the Company's financial statements and related disclosures.

Lease

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred

The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Income Taxes

Prior to November 14, 2024, the Company operated as a Delaware limited liability company (Share-ify LLC) and was treated as a pass-through entity for federal and state income tax purposes. As a result, the Company was not subject to income taxes, and no deferred taxes or tax provisions were recorded for that period. On November 14, 2024, the Company converted to a Delaware corporation (Share-ify, Inc.) and became subject to U.S. federal and applicable state income taxes. From that date forward, the Company began accounting for income taxes in accordance with ASC 740, Income Taxes.

The Company is taxed as a C-corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carry values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Note 4. Property and Equipment, Net

Property and equipment consist of the following:

	Years Ended December 31,	
	2024	2023
Automobile	$ 102,786	$ 102,786
Equipment	99,254	71,727
Furniture and Fixtures	13,574	13,574
Leasehold Improvements	13,317	-
	228,931	188,087
Less; Accumulated depreciation	(90,300)	(59,403)
Property and equipment, net	$ 138,631	$ 128,684

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $30,897 and $13,625, respectively.

Note 5. Stockholders' Equity

On November 14, 2024, the Company converted from a limited liability company ("LLC") to a C-corporation under the laws of the State of Delaware. The conversion was accounted for as a change in legal form with no change in ownership, control, or total members'/stockholders' equity in accordance with ASC 505-10 and ASC 852-10-45-19. All membership interests were exchanged for 200,000,000 shares of Series A common Stock (par value $0.0001) and 1,238,092 share of Series B Common Stock (par value $0.0001). Accordingly, the accompanying financial statements and statements of stockholders' equity have been recast as if the corporation capital structure had existed for all periods presented. The conversion resulted in the reclassification of members' deficit of $5,362,723 to common stock and additional paid-in capital of $20,124, with no impact of accumulated deficit or total equity.

Note 6. Notes Payable and Long-Term Debt

Notes payable and long-term debts are summarized as follows:

	2024	2023
Note payable, interest at 1.00% per annum, beginning January 2022 and maturing in May 2025, minimum monthly payment of $1,098, collateralized by Company assets.	$ 4,340	$ 17,932
Note payable, interest at 3.75% per annum, beginning May 2020 and maturing in May 2050. The minimum monthly payment of $587, collateralized by Company assets. On March 29, 2022 the Company entered into an amendment to the existing loan agreement. The loan principal was increased from $21,800 to $117,200.	116,474	116,676
	120,814	134,608
Less current maturities	(6,826)	(15,936)
Long-term debt, excluding current maturities	$ 113,988	$ 118,672

Note 6. Notes Payable and Long-Term Debt (Continued)

Maturities of long-term debt at December 31, 2024 are as follows:

2025	$ 6,826
2026	2,586
2027	2,690
2028	2,798
2029	2,910
There after	103,004
	$ 120,814

Note 7. Lease

In January 2022, the Company entered into an operating lease agreement with Traceability Holdings for office space, with a monthly base rent of $2,460 and an annual rent escalation of 3%. Upon lease commencement, the Company recognized a right-of-use asset and corresponding lease liability of $150,727, based on a discount rate of 1.37%.

In January 2022, the Company entered into an operating lease agreement with PGA Tour, Inc. for office space, with a monthly base rent of $2,752 and an annual rent escalation of 3%. Upon lease commencement, the Company recognized a right-of-use asset and corresponding lease liability of $156,584, based on a discount rate of 1.37%.

As of December 31, 2024 and 2023, company has following operating lease assets and liabilities.

	December 31,	
	2024	2023
Assets		
ROU operating lease assets	$ 122,522	$ 184,944
Liabilities		
Operating lease liabilities, current	65,300	62,485
Operating lease liabilities, non-current	62,626	127,926
Total operating lease liabilities	$ 127,926	$ 190,411

Note 8. Related Party Transactions

The Company identifies and discloses related party transactions in accordance with ASC 850-Related party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties.

Transactions with related parties are conducted on terms that management considers to approximate those available from unrelated parties. Related-party balances are generally unsecured and repayable on demand unless otherwise specified.

Note 8. Related Party Transactions (Continued)

In 2017, CEO, Ernesto Nardone, loaned the Company $1,235,895. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,235,895. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,594,848 and $1,291,552, respectively.

In 2017, a related party (Angela Nardone) loaned the Company $1,108,088. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,108,088. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,462,884 and $1,183,237, respectively.

The Company has a facility lease (See Note 7) with Traceability Holdings, LLC, which is 100% owned by an officer/shareholder of the Company. Total rent accrued for the years ended December 31, 2024 and 2023 was $29,159 and $0, respectively. Total rent paid for the years ended December 31, 2024 and 2023 was $0 and $28,309, respectively.

The Company will occasionally loan to or borrow from another entity to meet short-term cash flow needs. This other entity is owned 100% by an officer/shareholder of the Company. These loans are not subject to interest. As of December 31, 2024 and 2023, there were outstanding receivables of $460,478 and $109,928, respectively.

Note 9 Related Party's Under Common Control

The company has elected to apply the accounting alternative provided to private companies in FASB ASC 810 for certain entities under common control. As a Result, the Company has not evaluated the following entity under common control in accordance with the guidance in the variable interest entities subsection of FASB ASC 810.

The Company's office facility lease (included in Note 7) is leased from Traceability Holdings LLC, which is fully owned by the sole member of the Company. Traceability Holding's mortgage loan is secured by the office facility. The mortgage has a principal balance of $502,127 at December 31, 2024. If Traceability Holdings were to default on the loan, the lender could seize the property. In that event, the Company's exposure to loss would be the carrying value of the lease asset in excess off the lease liability. Further, the Company would need to seek alternative office facility.

Note 10. Commitment and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations. As of December 31, 2024 and 2023, the Company was not involved in any legal proceedings, nor were any such proceedings known to be threatened, that are expected to have a material adverse impact on its financial position or results of operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatening lawsuits that could reasonably be expected to have a material effect on the Company's operations.

Note 10. Commitment and Contingencies (Continued)

Leases

The Company leases certain properties under non-cancelable operating leases. The leases have remaining terms ranging from 2 to 3 years and generally require fixed monthly payments. The Company recognized rent expense for the years ended December 31, 2024 and 2023 amounted to $67,120 and $62,749, respectively.

The following table presents the undiscounted future minimum lease payments under non-cancelable operating leases as of December 31, 2024 and 2023:

	Minimum lease payments	
	2024	2023
Within one year	$ 66,570	$ 64,632
In the second year to fifth year	63,054	129,624
Thereafter	-	-
	129,624	194,256
Less: future finance charges	(1,698)	(3,845)
Present value of lease obligations	$ 127,926	$ 190,411

Note 11. Deferred Revenue

Deferred revenue represents amounts billed or collected in advance of providing services under the Company's software-as-a-service ("SaaS") agreements. These contract liabilities primarily relate to subscription and implementation services that are recognized as revenue over time as performance obligations are satisfied.

The following table summarizes the changes in deferred revenue for the years ended December 31, 2024 and 2023:

	Years ended December 31,	
	2024	2023
Beginning balance	$ 2,120,796	$ 1,242,100
Add: Billing cash received in advance	4,044,310	3,614,791
Less: Revenue recognized	(3,999,972)	(2,736,095)
Ending balance	$ 2,165,134	$ 2,120,796

Revenue recognized during 2024, that was included in the deferred revenue balance at January 1, 2023, totaled $2,120,796.

The Company expects to recognize substantially all of the deferred revenue balance as of December 31, 2024 within the next twelve months, as the underlying subscription and implementation services are performed. There were no significant changes in contract terms, refund obligations, or payment schedules during the years presented.

Note 12. Subsequent Event

Management has evaluated subsequent events through January 23, 2026, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statements.

SHARE-IFY CF SPV, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED AUGUST 22, 2025 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 3

Statement of Operations 4

Statement of Changes in Members' Equity / (Deficit)...5

Statement of Cash Flows 6

Notes to Financial Statements 7



INDEPENDENT AUDITOR'S REPORT

To the Board of Members of
Share-ify CF SPV, LLC
585 East SR 434 Longwood, Florida 32750

Opinion

We have audited the financial statements of Share-ify CF SPV, LLC. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (August 22, 2025), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (August 22, 2025), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, the Company had no assets, liabilities, or operations as of August 22, 2025, and its continuation as a going concern is dependent upon the success of future fundraising activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

November 5, 2025
Los Angeles, California

As of	Inception August 22, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	-
Total current assets	-
Total assets	-
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	-
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	-
Total Liabilities and Members' Equity/(Deficit)	-

See accompanying notes to financial statements.

SHARE-IFY CF SPV, LLC
STATEMENT OF OPERATIONS

	For the one day ended August 22, 2025
(USD $ in Dollars)	
Revenue	-
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	-

See accompanying notes to financial statements.

(in , $US)	Members' Equity / (Deficit)
Inception Date- August 22, 2025	-
Net Income/(Loss)	-
Balance— August 22, 2025	-

See accompanying notes to financial statements.

	For the one day ended August 22, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/Loss)	-
Net Cash Provided/Used in Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	-
Change In Cash	-
Cash—Beginning of Day	-
Cash—End of Day	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	-
Cash Paid For Taxes	0

See accompanying notes to financial statements.

SHARE-IFY CF SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED AUGUST 22, 2025 (INCEPTION DATE)

1. NATURE OF OPERATIONS

Share-ify CF SPV, LLC (the "Company") was formed on August 22, 2025 in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's principal office is located in Longwood, Florida.

The Company is a Delaware-based special purpose vehicle ("SPV") organized to serve as a crowdfunding vehicle pursuant to Regulation Crowdfunding under the Securities Act of 1933. The sole purpose of the Company is to acquire, hold, and dispose of securities issued by Share-ify, Inc. (the "Crowdfunding Issuer"), which also serves as the Manager of the Company.

As of the inception date, the Company had not commenced operations, had no assets, liabilities, or members' equity, and had not issued any membership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has adopted the calendar year as its fiscal year. The financial statements presented herein reflect the Company's position as of and for the one day ended August 22, 2025, the date of its formation (the "Inception Date").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. No estimates impacted the balances as of the Inception Date.

Risks and Uncertainties
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The Company is subject to risks and uncertainties common to early-stage entities, including dependence on the success of future fundraising activities. As discussed in Note X (Going Concern), these conditions raise substantial doubt about the Company's ability to continue as a going concern.

Cash
Cash includes amounts on deposit with financial institutions and all highly liquid investments with original maturities of three months or less. The Company had no cash or cash equivalents as of the Inception Date.

Fair Value Measurements
The Company will measure certain assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurement, once such instruments are acquired or incurred. ASC 820 establishes a framework for measuring fair

value and expands disclosures about fair value measurements. As of the Inception Date, the Company held no assets or liabilities that were required to be measured at fair value.

Income Taxes
The Company is organized as a limited liability company under the laws of the State of Delaware and is treated as a partnership for U.S. federal income tax purposes. Accordingly, the accompanying financial statements do not include a provision for income taxes, as the results of operations are reportable by the members on their respective income tax returns.

Members' Capital
Members' capital represents ownership interests in the Company. The ownership interests entitle members to allocations of income, losses, and distributions as determined by the Company's operating agreement and applicable law. As a limited liability company, members are not personally liable for the debts or obligations of the Company beyond their capital contributions. No membership units were issued and no members' capital was outstanding as of the Inception Date.

Related Parties
The Company is managed by Share-ify, Inc. No related party transactions occurred during the one-day period ended August 22, 2025.

Commitments and Contingencies
The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability is recorded when it is probable that a loss has been incurred and the amount can be reasonably estimated. Disclosure is made when a loss is reasonably possible, but not probable or estimable. As of the Inception Date, the Company had no commitments or contingencies.

Subsequent Events
The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events. Management has evaluated subsequent events through the date of issuance of these financial statements and concluded that there were no events requiring adjustment or disclosure.

3. EQUITY

The Company is organized as a Delaware limited liability company. In accordance with its operating agreement, members' capital represents ownership interests in the Company. The ownership interests entitle members to allocations of income, losses, and distributions as determined by the operating agreement and applicable law.

The Company's operating agreement provides that members are not personally liable for the debts or obligations of the Company beyond their capital contributions. Additional capital contributions, if any, are made at the discretion of the Manager and as permitted under the operating agreement. Withdrawals and distributions are subject to restrictions in the operating agreement and applicable law.

As of the Inception Date, no membership units were issued, and no members' equity was outstanding.

4. CONTINGENCIES AND COMMITMENTS

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability is recognized when it is probable that a loss has been incurred and the amount can be reasonably estimated. Disclosure is made when a loss is reasonably possible but not probable or estimable.

As of the Inception Date, the Company had no commitments or contingencies. Formation costs were borne by the Manager, Share-ify, Inc., and the Company has no obligation to reimburse the Manager for such costs.

5.   RELATED PARTY TRANSACTIONS

The Company is managed by Share-ify, Inc. (the "Manager"), which also serves as the initial member of the Company until crowdfunding investors are admitted. Pursuant to the Company's operating agreement, the Manager is responsible for bearing all expenses related to the formation and operation of the Company.

As of the Inception Date, the Company had not issued any membership interests, had not commenced operations, and had no related party transactions. Formation costs incurred were borne by the Manager, and the Company has no obligation to reimburse the Manager for such costs.

6.   SUBSEQUENT EVENTS

The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events. Management has evaluated subsequent events through the date of issuance of these financial statements and concluded that there were no subsequent events requiring adjustment to, or disclosure in, the accompanying financial statements.

7.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of August 22, 2025 (the Inception Date), the Company had no assets, liabilities, or operations, and had not issued any membership interests. The Company's continuation as a going concern is dependent upon its ability to raise capital through a Regulation Crowdfunding offering and to generate future cash flows from operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern for the 12 months following the issuance of these financial statements. Management intends to fund the Company's activities through crowdfunding offerings subsequent to the Inception Date; however, no commitments or assurances of funding existed as of the Inception Date.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MADE AVAILABLE BY DEALMAKER SECURITIES, LLC (THE "*INTERMEDIARY*"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD

CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Share-ify CF SPV, LLC
       c/o Share-ify, Inc.
       585 East SR 434
       Longwood, Florida 32750

Ladies and Gentlemen:

1. <u>Subscription</u>.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Share-ify CF SPV, LLC, a Delaware limited liability company (the "**Company**"), at a purchase price of $2.50 per Security (the "**Per Security Price**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Securities to be acquired from Share-ify Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests in the Company which relate to securities issued by the Crowdfunding Issuer – shares of Series B Non-Voting Common Stock, par value $0.0001 - on a one-to-one basis. The rights of the Securities are set forth in the Operating Agreement of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   The rights of the Series B Non-Voting Common Stock are as set forth in the Certificate of Incorporation of the Crowdfunding Issuer, filed as an Exhibit to the Offering Statement filed with the SEC, and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(c)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Crowdfunding Issuer and the Company filed with the SEC and any other information required by the Subscriber to make an investment decision. Further:

  i)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Company's initial closing of investments in the offering; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

  ii)   Subscriber acknowledges that there may be promoters for this offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Company and/or Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer;

iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in this Regulation CF offering and the manner in which it is received; and

iv) Subscriber acknowledges that it is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations with respect to such rejected amounts hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,893,540 (the "**Oversubscription Offering**").   The Company may accept subscriptions until April 30, 2026 (the "**Termination Date**"). Providing that subscriptions for $25,000 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(g)   By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank and Trust, TA (the "**Escrow Facilitator**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing in the amount as set forth in Appendix A hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by DealMaker Shareholder Services (the "**Transfer Agent**"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company and Crowdfunding Issuer.

The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of the Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company and Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and holders of the Securities will have no obligation to make payments or contributions to the Company or its creditors solely by reason of their ownership of the Securities.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company and Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company or Crowdfunding Issuer in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's and the Crowdfunding Issuer's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "**Financial Statements**") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and Crowdfunding Issuer and fairly present the financial condition of the Company and Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Company and Crowdfunding Issuer for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

4.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing.   Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of members and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Crowdfunding Issuer has no obligation to list the shares of Series B Non-Voting Common Stock underlying the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the shares of Series B Non-Voting Common Stock underlying the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment.   Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   (i) To the Company;

   (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

   (iii) As part of an offering registered under the Securities Act with the SEC; or

   (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)   Investment Limits. Subscriber represents that:

(i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Member of the Company (or potential Member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of the

Crowdfunding Issuer's capital stock may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided to the Company via the Online Acceptance process.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, Crowdfunding Issuer, and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.   EACH OF THE SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE

AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS PROVIDED TO THE COMPANY VIA THE ONLINE ACCEPTANCE PROCESS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Share-Ify CF SPV, LLC
C/O Share-Ify, Inc.
585 East SR 434
Longwood, Florida 32750

If to the Crowdfunding Issuer, to:

Share-Ify, Inc.
585 East SR 434
Longwood, Florida 32750

If to a Subscriber, to Subscriber's address provided to the Company via the Online Acceptance process or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, and 6 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "*Transferees*"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("*Online Acceptance*"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

      (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities

being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

> (i) With assets under management in excess of $5,000,000,

> (ii) That is not formed for the specific purpose of acquiring the securities offered, and

> (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

Share-ify

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series B Non-Voting Common Stock of Share-ify by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Series B Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

<u>TYPE OF OWNERSHIP:</u>

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Share-ify

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

        (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Share-ify's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Share-ify's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:



Problem Solution Traction Roadmap Team FAQs **INVEST NOW**

Meet the Platform Set to Dominate the **$Trillion Food Supply Chain**[1]

Food safety and supply chain transparency aren't just compliance checkboxes—they're now business imperatives. Share-ify is emerging as the digital infrastructure connecting a fragmented and highly regulated industry, with scalable tools that ensure food brands can prove trust, safety, and performance across every product and partner.

From major chain to distributors like McLane, we make it easy for food companies to prevent safety issues before they happen by managing supply chain, food safety, quality assurance, regulatory, and other data helping companies respond more quickly to potential problems.

Share-ify
connects
Suppliers
Manufacturers

Platform manages **30,000+ companies in 59 countries**

40-percent-plus annual growth five years running

We've increased our valuation **30% this year**

INVEST NOW SEC Filings Offering Circular Investor Education

$2.50 Share Price

$1,000 Min. Investment

Investment Highlights



1

5,000,000

Food companies worldwide in total addressable market[2]



2

Outback Steakhouse, Denny's

Trusted by major multinational brands



3

$160,000,000*

In revenue targeted by 2030

*This $160,000,000 revenue figure reflects a long-term internal performance objective established by management for planning purposes only. This figure represents a non-binding goal based on management's expectations regarding a combination of organic growth initiatives and potential non-organic growth opportunities. This target does not constitute a forecast, projection, or prediction of actual future results, and there can be no assurance that the Company will achieve this revenue level within the stated timeframe, or at all.



PROBLEM

48,000,000 Americans Get Sick From Food Every Year[3]

Too many companies still use spreadsheets, manually combing files, calling suppliers, and piecing records together. Meanwhile, more people get sick and more brands take blame. The world needs proactive tools to keep food safe, and Share-ify delivers.



One Platform for Every Food Safety and Compliance Need

We create a safer, faster, more reliable way to operate by replacing patchwork programs and manual processes with one centralized, digital system. By aggregating, organizing, and applying insights from this previously siloed operational data, our AI offers invaluable business insights. And since successful AI starts with quality data, our platform's breadth offers unmatched power:



- ⚙ Manufacturer Production Records
- 🏭 Supplier records
- 🔍 Product Inspections
- 🛡 Food Safety Records
- 🔗 Product Traceability logs
- ❗ Product Recall Information
- ☁ Quality Assurance Data
- ☰ Product Specifications
- ▤ Documents such as Certificates, audits, allergen alerts, and more
- 🏢 Health Department Information
- 📋 Facility Audits

With the utilization of AI and Fractional Business Intelligence, companies are now able to do more with less, making a business value to customers that cannot be beat.

TRACTION

40% Revenue Growth

For five years straight, we've grown organically, driven by word-of-mouth and strong product-market fit. That's already producing real results for both the company and investors.



40%+
compound annual growth from 2019 to 2024

  

30,000+
Managing Information for more than **30,000+ companies**, including **Performance Food Group, Outback Steakhouse, Denny's, McLane,** and more

---

BUSINESS MODEL

Customers



How Share-ify Makes Money

Our simple SaaS model generates recurring revenue that scales as customers grow. Instead of relying on ads or bloated sales teams, we grow organically through network effects and customer referrals. That's why our margins stay strong and our customer relationships deepen over time, supporting businesses of all kinds.

Companies can begin for as little as $1,500 per year and grow in their use of the platform over time.



CASE STUDY

Network Effect in Action:

When a national brand like Outback Steakhouse parent Bloomin' Brands joins Share-ify, they don't just sign up one account; they bring their entire supply chain. These additional companies also adopt the Share-ify platform, creating an instant ripple effect of new users, new revenue, and deeper integration. The more interconnected it becomes, the harder it is to leave, and the more value Share-ify provides.



Big Headlines

• Recurring SaaS Revenue
• 40%+ Compound Annual Growth Rate from 2019 to 2024
• Projected continued growth
• Blue chip customer base
• Very Strong Management team with deep industry experience
• Product is Enterprise robust
• Continuous innovation to the platform
• Strong 2026 Pipeline

Get the investor deck

Enter your email   **DOWNLOAD DECK**

ROADMAP

Our Plan to Reach 250,000 Customers by 2030

We did the hard part: building a product customers love. Here's what's next:

 **1** AI-powered features launch in 2026

 **2** Expand into international markets

 **3** Acquire smaller platforms

 **4** Sca...

in 2026,

turning platform data into proactive safety insights and compliance automation

markets,

where regulations are tightening and digital tools are in high demand

to consolidate the category and capture market share quickly

cus

our 5
in an

TEAM

200 Years of Combined Expertise

Our management team boasts 200 years of combined experience in food and technology, giving Share-ify a clear-cut edge in capturing this dire market opportunity.



Ernesto Nardone

CEO and Co-Founder

READ MORE



Angela Nardone

CFO and Co-Founder

READ MORE



Christina Bongo-Box

VP of Retail, Foodservice, and Food Manufacturing

READ MORE

FAQs

1. Why invest in startups?

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

1. Question





Share-ify

Sources
1. $Trillion food supply chain market size https://finance.yahoo.com/news/food-beverages-market-size-reach-133000592.html https://www.cognitivemarketresearch.com/list/food-%26-beverages
2. 5,000,000 food companies in TAM https://companydata.com/companies/world/food/
3. 48,000,000 Americans sick from food every year https://www.cdc.gov/food-safety/data-research/facts-stats/index.html

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement, which only means that the company may make sales of the securities described by the offering statement. The offering circular that is part of that offering statement is available here.

The company is "testing the waters" under Regulation A+. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. it may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an Offering Statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the Offering Statement. The information in that Offering Statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

The company is seeking "indications of interest" pursuant to Regulation CF. This process allows companies to determine whether there may be interest in an eventual offering of its securities. the company is not under any obligation to make an offering under regulation cf. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the Securities and Exchange Commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the sec before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.

Investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment may be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

The company is "testing the waters" under regulation a under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. it may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an Offering Statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the Offering Statement. The information in that Offering Statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

The company is "testing the waters" of a potential offering which will be conducted under a valid exemption under U.S. Securities laws. No money or other consideration is being solicited, and if sent in response, will not be accepted. Reservations and/or indications of interest involve no obligation or commitment of any kind on any party. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing. If the company does go ahead with an offering, it will only be able to make sales after it has filed offering documents with the Securities and Exchange Commission (SEC). The information in those offering documents will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

with the SEC before investing.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

